QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.1

Notice of Annual and Special Meeting
of Shareholders
Friday, May 1, 2015

Management Information Circular

AGNICO EAGLE MINES LIMITED
Suite 400
145 King Street East
Toronto, Ontario
M5C 2Y7

NOTICE OF 2015 ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

Date:	Friday, May 1, 2015
Time:	11:00 a.m. (Toronto time)
Place:	Sheraton Centre Toronto Hotel, Dominion Ballroom, 123 Queen St. West, Toronto, Ontario
Business of the Meeting:	1.	Receipt of the financial statements of Agnico Eagle Mines Limited ("the Company") for the year ended December 31, 2014 and the auditors' report on the statements;
	2.	Election of directors;
	3.	Appointment of auditors;
	4.	Consideration of and, if deemed advisable, the passing of an ordinary resolution approving an amendment to the Company's Stock Option Plan;
	5.	Consideration of and, if deemed advisable, the passing of an ordinary resolution approving an amendment to the Company's Incentive Share Purchase Plan;
	6.	Consideration of and, if deemed advisable, the passing of a non-binding, advisory resolution accepting the Company's approach to executive compensation; and
	7.	Consideration of any other business which may be properly brought before the Annual and Special Meeting of Shareholders.

By order of the Board of Directors
R. GREGORY LAING General Counsel, Senior Vice-President, Legal and Corporate Secretary March 12, 2015

To be effective at the meeting, proxies must be deposited with Computershare Trust Company of Canada no later than 48 hours prior to the commencement of the meeting.

 MANAGEMENT INFORMATION CIRCULAR

        This Management Information Circular (the "Circular") is provided in connection with the solicitation by the management of Agnico Eagle Mines Limited (the "Company") of proxies for use at the Annual and Special Meeting of Shareholders. Unless otherwise stated, all information in this Circular is given as at March 12, 2015 and all dollar amounts are stated in Canadian dollars.

        For information about certain measures used in this Circular such as "total cash costs per ounce", "all-in sustaining costs per ounce" and "minesite costs per tonne", please refer to the Company's management's discussion and analysis for the year ended December 31, 2014. For scientific and technical information about the Company's mines and projects, please refer to the Company's annual information form dated as of March 12, 2015.

SECTION 1: VOTING INFORMATION

Who is soliciting my proxy?

        The management of the Company is soliciting your proxy for use at the Annual and Special Meeting of Shareholders.

What will I be voting on?

        You will be voting on:

  •
  the election of directors (page 4);

  •
  the appointment of Ernst & Young LLP as the Company's auditors (page 17);

  •
  an amendment to the Company's Stock Option Plan (the "Stock Option Plan") (page 18);

  •
  an amendment to the Company's Incentive Share Purchase Plan (the "Incentive Share Purchase Plan") (page 18);

  •
  on a non-binding, advisory basis, whether to accept the Company's approach to executive compensation (page 19); and

  •
  other business brought before the meeting if any other matter is put to a vote.

What else will happen at the meeting?

        The financial statements for the year ended December 31, 2014 together with the auditors' report on these statements will be presented at the meeting.

How will these matters be decided at the meeting?

        A majority of votes cast, by proxy or in person, will constitute approval of each of the matters specified in this Circular, except for the proposed amendment to the Incentive Share Purchase Plan, which requires the approval of a majority of votes cast by disinterested shareholders (as further described on page 18).

How many votes do I have?

        You will have one vote for each common share of the Company you own at the close of business on March 12, 2015, the record date for the meeting. To vote common shares that you acquired after the record date, you must, no later than the commencement of the meeting:

  •
  request that the Company add your name to the list of voters; and

  •
  properly establish ownership of the common shares or produce properly endorsed share certificates evidencing that the common shares have been transferred.

How many shares are eligible to vote?

        At the close of business on March 12, 2015 there were 215,528,460 common shares of the Company outstanding. Each common share held at that date entitles you to one vote. To the knowledge of the directors and officers of the Company, no person or corporation owns or exercises control or direction over 10% or more of the outstanding common shares.

How do I vote?

        If you are eligible to vote and your common shares are registered in your name, you can vote your common shares in person at the meeting or by proxy, as explained below. If your common shares are registered in the name of an intermediary, such as a bank, trust company, securities broker or other financial institution, please see the instructions below under the heading "How can a non-registered shareholder vote?"

How can a registered shareholder vote by proxy?

        In addition to voting in person at the meeting, you may vote by mail by completing the form of proxy and returning it in the enclosed envelope to Computershare Trust Company of Canada (the "Depositary"). You may

also appoint a person (who need not be a shareholder), other than one of the directors or officers named in the proxy, to represent you at the meeting by inserting the person's name in the blank space provided in the proxy and returning the proxy to the Depositary no later than 48 hours prior to the commencement of the meeting.

        You may also vote by phone or via the Internet. To vote by phone, in Canada and the United States only, call the toll-free number listed on the proxy from a touch tone phone. When prompted, enter your Holder Account Number and Proxy Access Number listed on the proxy and follow the voting instructions. To vote via the Internet, go to the website specified on the proxy and enter your Holder Account Number and Proxy Access Number listed on the proxy and follow the voting instructions on the screen. If you vote by telephone or via the Internet, do not complete or return the proxy form.

How will my proxy be voted?

        On the form of proxy, you can indicate how you would like your proxyholder to vote your common shares for any matter put to a vote at the meeting and on any ballot, and your common shares will be voted accordingly. If you do not indicate how you want your common shares to be voted, the persons named in the proxy intend to vote your common shares in the following manner:

  (i)
  for the election of management's nominees as directors;

  (ii)
  for the appointment of management's nominees, Ernst & Young LLP, as the auditors and the authorization of the directors to fix the remuneration of the auditors;

  (iii)
  for the proposed amendment to the Stock Option Plan;

  (iv)
  for the proposed amendment to the Incentive Share Purchase Plan;

  (v)
  for the acceptance of the Company's approach to executive compensation; and

  (vi)
  for management's proposals generally.

What if I want to revoke my proxy?

        You can revoke your proxy at any time prior to its use. You may revoke your proxy by requesting, or having your authorized attorney request, in writing to revoke your proxy. This request must be delivered to the Company's address (as listed in this Circular) before the last business day preceding the day of the meeting or to the Chairman of the meeting on the day of the meeting or any adjournment.

How are proxies solicited?

        The solicitation of proxies will be primarily by mail; however, proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. The cost of this solicitation will be paid by the Company.

How can a non-registered shareholder vote?

        If your common shares are not registered in your name, they will be held by an intermediary such as a bank, trust company, securities broker or other financial institution. Each intermediary has its own procedures that should be carefully followed by non-registered shareholders to ensure that their common shares are voted at the meeting, including when and where the proxy or voting instruction form is to be delivered. If you are a non-registered shareholder, you should have received this Circular, together with either (a) the voting instruction form from your intermediary to be completed and signed by you and returned to the intermediary in accordance with the instructions provided by the intermediary, or (b) a form of proxy, which has already been signed by the intermediary and is restricted as to the number of common shares beneficially owned by you, to be completed by you and returned to the Depositary no later than 48 hours prior to the commencement of the meeting. To vote in person at the meeting, a non-registered shareholder should, in the case of a voting instruction form, follow the instructions set out on the voting instruction form and, in the case of a form of proxy, insert his or her name in the blank space provided and return the form of proxy to the Depositary no later than 48 hours prior to the commencement of the meeting.

SECTION 2: BUSINESS OF THE MEETING

Election of Directors

        The articles of the Company provide for a minimum of five and a maximum of fifteen directors. By special resolution of the shareholders of the Company approved at the annual and special meeting of the Company held on June 27, 1996, the shareholders authorized the board of directors of the Company (the "Board of Directors" or the "Board") to determine the number of directors within the minimum and maximum. The number of directors to be elected is twelve, as determined by the Board of Directors by resolution passed on March 5, 2015. The names of the proposed nominees for election as directors are set out below. Each director nominee is presently a member of the Board of Directors, and has consented to serve as a director if elected and will hold office until the next annual meeting of shareholders of the Company or until their successors are elected or appointed or the position is vacated. Management of the Company does not currently know of any reason why any director nominee will be unable to serve as a director but, if any nominee should be unable to serve for any reason prior to the meeting, the persons named on the enclosed form of proxy reserve the right to vote in their discretion for other nominees as directors.

        The Board of Directors does not have a mandatory retirement policy for directors based solely on age nor does it have any term limits or similar mechanisms in place for forcing the renewal or replacement of directors. Rather, while there are benefits to adding new perspectives to the Board of Directors from time to time, which the Company believes can happen naturally without forcing the issue through term limits, there are also benefits that result from continuity and the experience and knowledge that comes from longer service on a board. Due in part to the Company's practice of conducting annual evaluations of the Board of Directors, committees and individual directors, the Board of Directors approved and adopted a resignation policy primarily based on the directors' performance, commitment, skills and experience. As set out in greater detail under "Board of Directors Governance Matters" and "Appendix A: Statement of Corporate Governance Practices — Assessment of Directors" below, each of the directors' performances will continue to be evaluated annually and the Company will use a rigorous identification and selection process for any new director nominees, and consider a variety of factors, including diversity and the desired skills, competencies and qualifications needed for potential nominees having regard to the strategies, needs and best interests of the Company and its Board of Directors and Committees.

Majority Voting Policy

        As part of its ongoing review of corporate governance practices, on February 20, 2008 the Board of Directors adopted a policy providing that in an uncontested election of directors, any nominee who receives a greater number of votes "withheld" than votes "for" will tender his or her resignation to the Chairman of the Board of Directors promptly following the shareholders' meeting. This policy was updated by the Board of Directors on February 11, 2015. Under the updated policy, the Corporate Governance Committee will consider the offer of resignation and will make a recommendation to the Board of Directors on whether to accept it. The Board of Directors will accept the resignation absent exceptional circumstances that would warrant the director continuing to serve on the Board of Directors, as determined by the Board of Directors in accordance with its fiduciary duties to the Company. The Board of Directors will make its final decision and announce it in a press release within 90 days following the shareholders' meeting. A director who tenders his or her resignation pursuant to this policy will not participate in any meeting of the Board of Directors or the Corporate Governance Committee at which the resignation is considered.

        The persons named on the enclosed form of proxy intend to VOTE FOR the election of each of the proposed nominees whose names are set out below and who are all currently directors of the Company unless a shareholder has specified in his or her proxy that his or her common shares are to be withheld from voting for the election of a proposed nominee. The security ownership amounts presented in the table reflect ownership of common shares, options to purchase common shares ("Options") under the Stock Option Plan (as described below) and Restricted Share Units ("RSUs") under the Company's Restricted Share Unit Plan (the "RSU Plan") (as described below), as at March 12, 2015. The common share ownership amounts set out below do not include common shares underlying immediately exercisable Options or RSUs.

 NOMINEES FOR ELECTION TO THE BOARD OF DIRECTORS

Dr. Leanne M. Baker	Age: 62	Independent

Sebastopol, California	2014 Voting Results: 99.74%	Director since 2003

Dr. Baker is a consultant to, and board member in, the metals and mining industry since 2002 and she was the President and Chief Executive Officer of Sutter Gold Mining Inc. from November 2011 — June 2013. Previously, Dr. Baker was employed by Salomon Smith Barney where she was one of the top-ranked mining sector equity analysts in the United States. Dr. Baker is a graduate of the Colorado School of Mines (M.S. and Ph.D. in mineral economics).

Value of At-Risk Investment(1) $488,312	Board/Committee Memberships	Attendance at Meetings during 2014

8,476 Common Shares 5,824 Options 5,017 RSUs Meets Director shareholding requirements	Board of Directors Audit Committee (Chair)	8/8 (100%) 5/5 (100%)

Area of Expertise	Other Public Board Directorships	Other Public Board Committee Memberships

Corporate Finance and Mineral Economics	Sutter Gold Mining Inc.	—

	Reunion Gold Corporation	Audit Committee Compensation and Corporate Governance Committee

	McEwen Mining Inc.	Audit Committee

Sean Boyd, CA	Age: 56

Toronto, Ontario	2014 Voting Results: 99.65%	Director since 1998

Mr. Boyd is the Vice-Chairman, President and Chief Executive Officer and a director of the Company. Mr. Boyd has been with the Company since 1985. Prior to his appointment as Vice-Chairman, President and Chief Executive Officer in February 2012, Mr. Boyd served as Vice-Chairman and Chief Executive Officer from 2005 to 2012 and as President and Chief Executive Officer from 1998 to 2005, Vice-President and Chief Financial Officer from 1996 to 1998, Treasurer and Chief Financial Officer from 1990 to 1996, Secretary Treasurer during a portion of 1990 and Comptroller from 1985 to 1990. Prior to joining the Company in 1985, he was a staff accountant with Clarkson Gordon (Ernst & Young). Mr. Boyd is a Chartered Accountant and a graduate of the University of Toronto (B.Comm.).

Value of At-Risk Investment(1) $12,834,458	Board/Committee Memberships	Attendance at Meetings during 2014

54,100 Common Shares 402,500 Options 300,541 RSUs Meets CEO shareholding requirements	Board of Directors	8/8 (100%)

Area of Expertise	Other Public Board Directorships	Other Public Board Committee Memberships

Executive Management and Finance	—	—

Martine A. Celej	Age: 49	Independent

Toronto, Ontario	2014 Voting Results: 99.30%	Director since 2011

Ms. Celej is a Vice-President, Investment Advisor with RBC Dominion Securities and has been in the investment industry since 1989. She is a graduate of Victoria College at the University of Toronto (B.A. (Honours)).

Value of At-Risk Investment(1) $455,704	Board/Committee Memberships	Attendance at Meetings during 2014

3,576 Common Shares 4,721 Options 9,016 RSUs Meets Director shareholding requirements	Board of Directors Compensation Committee	8/8 (100%) 5/5 (100%)

Area of Expertise	Other Public Board Directorships	Other Public Board Committee Memberships

Investment Management	—	—

Robert J. Gemmell	Age: 58	Independent

Toronto, Ontario	2014 Voting Results: 83.99%	Director since 2011

Mr. Gemmell, now retired, spent 25 years as an investment banker in the United States and in Canada. Most recently, he was President and Chief Executive Officer of Citigroup Global Markets Canada and its predecessor companies (Salomon Brothers Canada and Salomon Smith Barney Canada) from 1996 to 2008. In addition, he was a member of the Global Operating Committee of Citigroup Global Markets from 2006 to 2008. Mr. Gemmell is a graduate of Cornell University (B.A.), Osgoode Hall Law School (LL.B) and the Schulich School of Business (MBA).

Value of At-Risk Investment(1) $745,224	Board/Committee Memberships	Attendance at Meetings during 2014

11,576 Common Shares 5,824 Options 9,016 RSUs Meets Director shareholding requirements	Board of Directors Compensation Committee (Chair)	8/8 (100%) 5/5 (100%)

Area of Expertise	Other Public Board Directorships	Other Public Board Committee Memberships

Corporate Finance and Business Strategy	—	—

Bernard Kraft, CA	Age: 84	Independent

Toronto, Ontario	2014 Voting Results: 99.21%	Director since 1992

Mr. Kraft is a retired senior partner of the Toronto accounting firm Kraft, Berger LLP, Chartered Accountants and now serves as a consultant to that firm. He is also a principal in Kraft Yabrov Valuations Inc. Mr. Kraft is recognized as a Designated Specialist in Investigative and Forensic Accounting by the Canadian Institute of Chartered Accountants. Mr. Kraft is a member of the Canadian Institute of Chartered Business Valuators, the Association of Certified Fraud Examiners and the American Society of Appraisers.

Value of At-Risk Investment(1) $549,618	Board/Committee Memberships	Attendance at Meetings during 2014

12,182 Common Shares 5,824 Options 3,005 RSUs Meets Director shareholding requirements	Board of Directors Audit Committee Corporate Governance Committee	8/8 (100%) 5/5 (100%) 4/4 (100%)

Area of Expertise	Other Public Board Directorships	Other Public Board Committee Memberships

Audit and Accounting	Harte Gold Corp.	Audit Committee

Mel Leiderman, FCPA, FCA, TEP, ICD.D	Age: 62	Independent

Toronto, Ontario	2014 Voting Results: 99.71%	Director since 2003

Mr. Leiderman is the senior partner of the Toronto accounting firm Lipton LLP, Chartered Accountants. He is a graduate of the University of Windsor (B.A.) and is a certified director of the Institute of Corporate Directors (ICD.D).

Value of At-Risk Investment(1) $455,704	Board/Committee Memberships	Attendance at Meetings during 2014

7,576 Common Shares 5,824 Options 5,016 RSUs Meets Director shareholding requirements	Board of Directors Audit Committee	8/8 (100%) 5/5 (100%)

Area of Expertise	Other Public Board Directorships	Other Public Board Committee Memberships

Audit and Accounting	Morguard North American Residential REIT	Audit Committee

Deborah McCombe, P. Geo. Age: 62		Independent

Toronto, Ontario	2014 Voting Results: 99.65%	Director since 2014

Ms. McCombe, P. Geo., is the President and CEO of Roscoe Postle Associates Inc. ("RPA"). She has over 30 years' experience in exploration project management, feasibility studies, reserve estimation, due diligence studies and valuation studies. Prior to joining RPA, Ms. McCombe was Chief Mining Consultant for the Ontario Securities Commission and was involved in the development and implementation of National Instrument 43-101 — Standards of Disclosure for Mineral Projects ("NI 43-101"). She is actively involved in industry associations as Chair of Committee for Mineral Reserves International Reporting Standards — (Canadian Institute of Mining, Metallurgy and Petroleum ("CIM")), President of the Association of Professional Geoscientists of Ontario (2010 — 2011); a Director of the Prospectors and Developers Association of Canada (1999 — 2011); a CIM Distinguished Lecturer on NI 43-101; a member of the CIM Standing Committee on Reserve Definitions; and is a member of the Canadian Securities Administrators Mining Technical Advisory and Monitoring Committee. Ms. McCombe holds a degree from the University of Western Ontario (Geology).

Value of At-Risk Investment(1) $217,140	Board/Committee Memberships	Attendance at Meetings during 2014

6,000 RSUs Has until February 12, 2019 (five years from joining the Board of Directors) to meet Director shareholding requirements	Board of Directors Health, Safety, Environment and Sustainable Development (Chair)	8/8 (100%) 4/4 (100%)

Area of Expertise	Other Public Board Directorships	Other Public Board Committee Memberships

Executive Management and Mining	—	—

James D. Nasso, ICD.D	Age: 81	Independent

Toronto, Ontario	2014 Voting Results: 98.20%	Director since 1986

Mr. Nasso is now retired and is a graduate of St. Francis Xavier University (B.Comm.).

Value of At-Risk Investment(1) $991,425	Board/Committee Memberships	Attendance at Meetings during 2014

19,390 Common Shares 5,824 Options 8,005 RSUs Meets Director shareholding requirements	Chairman of the Board of Directors Corporate Governance Committee Health, Safety, Environment and Sustainable Development Committee	8/8 (100%) 4/4 (100%) 4/4 (100%)

Area of Expertise	Other Public Board Directorships	Other Public Board Committee Memberships

Management and Business Strategy	—	—

Dr. Sean Riley	Age: 61	Independent

Antigonish, Nova Scotia	2014 Voting Results: 99.70%	Director since 2011

Dr. Riley, now retired, served as President of St. Francis Xavier University from 1996 to 2014. Prior to 1996, his career was in finance and management, first in corporate banking and later in manufacturing. Dr. Riley is a graduate of St. Francis Xavier University (B.A. (Honours)) and of Oxford University (M. Phil, D. Phil, International Relations).

Value of At-Risk Investment(1) $451,687	Board/Committee Memberships	Attendance at Meetings during 2014

3,465 Common Shares 5,824 Options 9,016 RSUs Meets Director shareholding requirements	Board of Directors Audit Committee	8/8 (100%) 5/5 (100%)

Area of Expertise	Other Public Board Directorships	Other Public Board Committee Memberships

Management and Business Strategy	—	—

J. Merfyn Roberts, CA	Age: 64	Independent

London, England	2014 Voting Results: 94.26%	Director since 2008

Mr. Roberts was a fund manager and investment advisor for more than 25 years and has been closely associated with the mining industry. From 2007 until his retirement in 2011, he was a senior fund manager with CQS Management Ltd. in London. Mr. Roberts is a graduate of Liverpool University (B.Sc., Geology) and Oxford University (M.Sc., Geochemistry) and is a member of the Institute of Chartered Accountants in England and Wales.

Value of At-Risk Investment(1) $642,590	Board/Committee Memberships	Attendance at Meetings during 2014

8,740 Common Shares 5,824 Options 9,016 RSUs Meets Director shareholding requirements	Board of Directors Corporate Governance Committee Compensation Committee (was appointed to the Committee on May 2, 2014)	8/8 (100%) 4/4 (100%) 3/3 (100%)

Area of Expertise	Other Public Board Directorships	Other Public Board Committee Memberships

Investment Management	Eastern Platinum Limited	Audit Committee

	Blackheath Resources Inc.	—

	Newport Exploration Limited	Audit Committee

Howard R. Stockford, P. Eng. Age: 73		Independent

Toronto, Ontario	2014 Voting Results: 99.33%	Director since 2005

Mr. Stockford is a retired mining executive with over 50 years of experience in the industry. Most recently, he was Executive Vice-President of Aur Resources Inc. ("Aur") and a director of Aur from 1984 until August 2007, when it was taken over by Teck Cominco Limited. Mr. Stockford has previously served as President of the CIM and is a member of the Association of Professional Engineers of Ontario, the Prospectors and Developers Association of Canada and the Society of Economic Geologists. Mr. Stockford is a graduate of the Royal School of Mines, Imperial College, London University, U.K. (B.Sc., Mining Geology).

Value of At-Risk Investment(1) $493,957	Board/Committee Memberships	Attendance at Meetings during 2014

8,644 Common Shares 5,824 Options 5,005 RSUs Meets Director shareholding requirements	Board of Directors Compensation Committee Health, Safety, Environment and Sustainable Development Committee	8/8 (100%) 5/5 (100%) 4/4 (100%)

Area of Expertise	Other Public Board Directorships	Other Public Board Committee Memberships

Executive Management and Mining	—	—

Pertti Voutilainen, M.Sc., M. Eng.	Age: 74	Independent

Espoo, Finland	2014 Voting Results: 99.73%	Director since 2005

Mr. Voutilainen is a mining industry veteran. Until 2005, he was the Chairman of the board of directors of Riddarhyttan Resources AB. Previously, Mr. Voutilainen was the Chairman of the board of directors and Chief Executive Officer of Kansallis Banking Group and President after its merger with Union Bank of Finland until his retirement in 2000. He was also employed by Outokumpu Corp., Finland's largest mining and metals company, for 26 years, including as Chief Executive Officer for 11 years. Mr. Voutilainen holds the honorary title of Mining Counselor (Bergsrad), which was awarded to him by the President of the Republic of Finland in 2003. Mr. Voutilainen is a graduate of Helsinki University of Technology (M.Sc.), Helsinki University of Business Administration (M.Sc.) and Pennsylvania State University (M. Eng.).

Value of At-Risk Investment(1) $785,974	Board/Committee Memberships	Attendance at Meetings during 2014

15,713 Common Shares 5,824 Options 6,005 RSUs Meets Director shareholding requirements	Board of Directors Corporate Governance Committee (Chair)	8/8 (100%) 4/4 (100%)

Area of Expertise	Other Public Board Directorships	Other Public Board Committee Memberships

Mining and Finance	—	—

(1)
Indicates the total market value of common shares and RSUs held by a director based on the closing price of the Company's common shares on the Toronto Stock Exchange (the "TSX") of $36.19 on March 12, 2015.

Overall Meeting Attendance

        The attendance by each nominee for election as director at Board of Directors and Committee meetings in 2014 is indicated in the biography of each individual director. The overall meeting attendance in 2014 is set out below.

2014 Board of Directors and Committee Meetings

(1)
Board of Directors: 13 members for 6 meetings; 12 members for 2 meetings (99% attendance)*

(2)
Audit Committee: 4 members for 5 meetings (100% attendance)

(3)
Compensation Committee: 4 members for 3 meetings; 3 members for 2 meetings (100% attendance)

(4)
Corporate Governance Committee: 4 members for 4 meetings (100% attendance)

(5)
Health, Safety, Environment and Sustainable Development Committee: 4 members for 3 meetings; 3 members for 1 meeting (93% attendance)*

*
Mr. Clifford J. Davis, a member of the Board of Directors and Health, Safety, Environment and Sustainable Development Committee, resigned due to health reasons in August 2014.

Compensation of Directors and Other Information

        Mr. Boyd, who is a director and the Vice-Chairman, President and Chief Executive Officer of the Company, does not receive any remuneration for his services as director of the Company.

        The table below sets out the annual retainers (annual retainers for the Chairs of the Board of Directors and other Committees are in addition to the base annual retainer) paid to the directors during the year ended December 31, 2014. Directors do not receive meeting attendance fees.

Compensation during the year ending December 31, 2014
Annual Board of Directors retainer (base)	$120,000
Additional Annual retainer for Chairman of the Board of Directors	$120,000
Additional Annual retainer for Chairman of the Audit Committee	$25,000
Additional Annual retainer for Chairs of other Board Committees	$10,000

        Effective as of July 1, 2011, director compensation was amended to more closely align the equity component of director compensation with shareholder interests by discontinuing the former practice of granting Options to non-executive directors and replacing such Option grants with grants of RSUs. As the value of RSUs tracks the value of the Company's common shares, the equity value of director compensation will now correspond directly with share price movements, thereby more closely aligning director and shareholder interests.

        In January of each year since 2012, each non-executive director was entitled to receive an annual grant of 3,000 RSUs (the Chairman of the Board of Directors was entitled to receive 5,000 RSUs; increased to 6,000 RSUs effective January, 2015). However, if a director meets the minimum common share ownership requirement (as described under "Director Shareholding Guidelines" below), he or she can elect to receive cash in lieu of a portion of the RSUs to be granted, subject to receipt of a minimum annual grant of 1,000 RSUs.

Director Shareholding Guidelines

        To more closely align the interests of directors with those of shareholders, directors (other than Mr. Boyd, who is subject to the Chief Executive Officer ("CEO") shareholding requirements set out under "Share Ownership" on page 30 of this Circular) are required to own a minimum of 10,000 common shares of the Company and/or RSUs. Directors have a period of the later of: (i) two years from the date of adoption of this policy (that is, a compliance date of August 24, 2015) or (ii) five years from the date of joining the Board of Directors, to achieve this ownership level through open market purchases of common shares, grants of RSUs or the exercise of Options held.

        As of March 12, 2015, all of the directors have satisfied the minimum common share ownership requirement, other than Ms. McCombe, who has until February 12, 2019 (five years from the date of becoming a director) to satisfy the minimum common share ownership requirement.

        The following table sets out the number and the value of common shares and RSUs held by each director of the Company.

Director Shareholdings Table

	Aggregate common shares and RSUs owned by each director and aggregate value thereof as of March 12, 2015
Name	Aggregate Number of Common Shares	Aggregate Value of Common Shares(1)	Aggregate Number of RSUs	Aggregate Value of RSUs(1)	Deadline to meet Guideline
	(#)	($)	(#)	($)
Leanne M. Baker	8,476	306,746	5,017	181,565	Meets Guideline
Sean Boyd	54,100	1,957,879	300,541	10,876,579	Meets CEO Guideline(2)
Martine A. Celej	3,576	129,415	9,016	326,289	Meets Guideline
Clifford J. Davis(3)	6,000	217,140	7,032	254,488	Meets Guideline
Robert J. Gemmell	11,576	418,935	9,016	326,289	Meets Guideline
Bernard Kraft	12,182	440,867	3,005	108,751	Meets Guideline
Mel Leiderman	7,576	274,175	5,016	181,529	Meets Guideline
Deborah McCombe(4)	nil	nil	6,000	217,140	February 12, 2019
James D. Nasso	19,390	701,724	8,005	289,701	Meets Guideline
Sean Riley	3,465	125,398	9,016	326,289	Meets Guideline
John Merfyn Roberts	8,740	316,301	9,016	326,289	Meets Guideline
Howard R. Stockford	8,644	312,826	5,005	181,131	Meets Guideline
Pertti Voutilainen	15,713	568,653	6,005	217,321	Meets Guideline

(1)
The valuation is calculated based on the closing price of the Company's common shares on the TSX of $36.19 on March 12, 2015.

(2)
Mr. Boyd is subject to the CEO shareholding requirements set out under "Share Ownership" on page 30 of this Circular.

(3)
Mr. Davis resigned in August, 2014.

(4)
Ms. McCombe joined the Board of Directors on February 12, 2014.

        The following table sets out the compensation provided to the members of the Board of Directors, other than Mr. Boyd, for the Company's most recently completed financial year.

Director Compensation Table — 2014

Name	Fees Earned	Share-Based Awards(1)	Option-Based Awards(2)	Non-Equity Incentive Plan Compensation(3)	Pension Value	All Other Compensation	Total(4)
	($)	($)	($)	($)	($)	($)	($)
Leanne M. Baker	145,000	29,630	n/a	54,340	n/a	n/a	228,970
Martine A. Celej	120,000	88,890	n/a	n/a	n/a	n/a	208,890
Clifford J. Davis(5)	80,401	29,630	n/a	54,340	n/a	n/a	164,371
Robert Gemmell	130,000	88,890	n/a	n/a	n/a	n/a	218,890
Bernard Kraft	120,000	29,630	n/a	54,340	n/a	n/a	203,970
Mel Leiderman	120,000	29,630	n/a	54,340	n/a	n/a	203,970
Deborah McCombe(6)	109,167	110,310	n/a	n/a	n/a	n/a	219,477
James D. Nasso	240,000	29,630	n/a	108,680	n/a	n/a	378,310
John Merfyn Roberts	120,000	88,890	n/a	n/a	n/a	n/a	208,890
Sean Riley	120,000	88,890	n/a	n/a	n/a	n/a	208,890
Howard R. Stockford	120,000	29,630	n/a	54,340	n/a	n/a	203,970
Pertti Voutilainen	130,000	88,890	n/a	n/a	n/a	n/a	218,890

(1)
The valuation of the grants of RSUs was calculated based on the simple average of the high and low trading prices of the Company's common shares on the TSX for the 5 day trading period immediately prior to the grant date. For each director other than Ms. McCombe, RSUs were granted on January 2, 2014 with a valuation of $29.63 per RSU. For Ms. McCombe, RSU's were granted on March 5, 2014 with a valuation of $36.77 per RSU.

(2)
Option-based awards are no longer granted to non-executive directors.

(3)
A director who satisfies the minimum shareholding requirement may elect to receive cash in lieu of a portion of his or her grant of RSUs.

(4)
Set out in Canadian dollars. On December 31, 2014 the noon buying rate as reported by the Bank of Canada (the "Noon Buying Rate") was C$1.00 equals US$0.8620.

(5)
Mr. Davis resigned in August, 2014.

(6)
Ms. McCombe did not become a Director until February 12, 2014.

        The following table sets out the value vested during the most recently completed financial year of the Company of incentive plan awards granted to the directors of the Company, other than Mr. Boyd.

Incentive Plan Awards Table — Value Vested During Fiscal Year 2014

Name	Option-Based Awards — Value Vested During the Year	Share-Based Awards — Value Vested During the Year	Non-Equity Incentive Plan Compensations — Value Earned During the Year
	($)	($)	($)
Leanne M. Baker	nil	87,223	n/a
Martine A. Celej	nil	87,223	n/a
Clifford J. Davis(1)	nil	301,473	n/a
Robert Gemmell	nil	87,223	n/a
Bernard Kraft	nil	29,065	n/a
Mel Leiderman	nil	87,223	n/a
Deborah McCombe(2)	nil	nil	n/a
James D. Nasso	nil	116,316	n/a
Sean Riley	nil	87,223	n/a
John Merfyn Roberts	nil	87,223	n/a
Howard R. Stockford	nil	87,223	n/a
Pertti Voutilainen	nil	29,065	n/a

(1)
Mr. Davis resigned in August, 2014. In accordance with the RSU Plan, all RSUs held by Mr. Davis vested upon his resignation.

(2)
Ms. McCombe did not become a Director until February 12, 2014.

        The following table sets out the outstanding Option awards and RSUs of the directors of the Company, other than Mr. Boyd, as at December 31, 2014.

Outstanding Incentive Plan Awards Table — 2014

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options	Option Exercise Price	Option Expiration Date	Value of Unexercised In-The-Money Options(1)	Number of Shares or Units of Shares that have not Vested	Market or Payout Value of Share-Based Awards that have not Vested(1)
	(#)	($)		($)	(#)	($)
Leanne M. Baker(2)	6,120	54.00	1/4/2015	nil	4,016	99,958
	5,824	76.70	1/4/2016
Martine A. Celej	4,721	70.26	2/21/2016	nil	6,016	173,983
Clifford J. Davis(3)	6,120	56.92	1/4/2015	nil	nil	nil
	5,824	76.60	1/4/2016
Robert Gemmell	5,824	76.60	1/4/2016	nil	6,016	173,983
Bernard Kraft	6,120	56.92	1/4/2015	nil	2,005	57,985
	5,824	76.60	1/4/2016
Mel Leiderman	6,120	56.92	1/4/2015	nil	4,016	116,143
	5,824	76.60	1/4/2016
Deborah McCombe	nil	nil	nil	nil	3,000	86,760
James D. Nasso	6,120	56.92	1/4/2015	nil	2,005	57,985
	5,824	76.60	1/4/2016
Sean Riley	5,824	76.60	1/4/2016	nil	6,016	173,983
John Merfyn Roberts	5,824	76.60	1/4/2016	nil	6,016	173,983
Howard R. Stockford	6,120	56.92	1/4/2015	nil	2,005	57,985
	5,824	76.60	1/4/2016
Pertti Voutilainen	6,120	56.92	1/4/2015	nil	4,005	115,825
	5,824	76.60	1/4/2016

(1)
Based on a closing price of the Company's common shares on the TSX of $28.92 on December 31, 2014.

(2)
The value of Dr. Baker's awards is in United States dollars and based on a closing price of the Company's common shares on the New York Stock Exchange (the "NYSE") of US$24.89 on December 31, 2014.

(3)
Mr. Davis resigned in August, 2014.

        In 2009, shareholders of the Company approved an amendment to the Incentive Share Purchase Plan to prohibit participation by non-executive directors. If the proposed amendments to the Stock Option Plan are approved at the meeting, non-executive directors would no longer formally be eligible to receive Options. No Options have been granted to non-executive directors since 2011.

        The following table sets out the attendance of each of the directors to the Board of Directors meetings and the Board Committee meetings held in 2014.

Director Attendance — 2014

Director	Board Meetings Attended	Committee Meetings Attended
Leanne M. Baker	8 of 8	5 of 5
Sean Boyd	8 of 8	n/a
Martine A. Celej	8 of 8	5 of 5
Clifford J. Davis(1)	6 of 8	2 of 4
Robert Gemmell	8 of 8	5 of 5
Bernard Kraft	8 of 8	9 of 9
Mel Leiderman	8 of 8	5 of 5
Deborah McCombe	8 of 8	4 of 4
James D. Nasso	8 of 8	8 of 8
John Merfyn Roberts	8 of 8	4 of 4
Sean Riley	7 of 8	5 of 5
Howard R. Stockford	8 of 8	9 of 9
Pertti Voutilainen	8 of 8	4 of 4

(1)
Mr. Davis resigned in August, 2014.

Cease Trade Orders and Bankruptcies

        To the Company's knowledge, as at March 12, 2015 or within the last ten years, no proposed director of the Company is or has been:

  (a)
  a director, chief executive officer or chief financial officer of any company (including the Company):

  (i)
  subject to an order (including a cease trade order, an order similar to a cease àtrade order or an order that denied the relevant company access to any exemption under securities legislation) for a period of more than 30 consecutive days, that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

  (ii)
  subject to an order (including a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation) for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

  (b)
  a director or executive officer of any company (including the Company), that while that person was acting in that capacity or within a year of the person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, except as follows:

    Mr. Leiderman, a director of the Company, was a director of Colossus Minerals Inc. ("Colossus") from August 1, 2013 until his resignation on November 13, 2013. On February 7, 2014, Colossus filed a proposal to its creditors under the Bankruptcy and Insolvency Act (Canada). On February 25, 2014, the resolution approving an amended proposal was approved by the requisite majority of Colossus' creditors.

Board of Directors Governance Matters

Diversity

        The Board of Directors recognizes that diversity is important to ensuring that the Board as a whole possesses the qualities, attributes, experience and skills to effectively oversee the strategic direction and management of the Company. The Board recognizes and embraces the benefits of being diverse, and has identified diversity within the Board as an essential element in attracting high caliber directors and maintaining a high functioning Board. The Board considers diversity to include different genders, ages, cultural backgrounds, race/ethnicity, geographic areas and other characteristics of its stakeholders and the communities in which the Company is present and conducts its business. To that end, in February 2015, the Board considered and, on the recommendation of the Corporate Governance Committee, adopted a Board of Directors Diversity Policy, setting out various diversity criteria the Board and Corporate Governance Committee will consider in identifying, assessing and selecting potential nominees for the Board. Pursuant to the Policy, "diversity" includes the characteristics outlined above, and provides a framework and criteria for the Corporate Governance Committee and the Board to review and assess the composition of the Board and its Committees and to identify, evaluate and recommend potential new directors. In new director appointments and ongoing evaluations of the effectiveness of the Board, its Committees and each director, the Corporate Governance Committee and the Board will take into consideration diversity as one of the many factors in order to maintain an appropriate mix and balance of diversity, attributes, skills, experience and background on the Board of Directors and its Committees. Ultimately, Board appointments are based on merit against objective criteria and with due regard to the benefits of diversity in board composition and the desire to maximize the effectiveness of corporate decision-making, having regard to the best interests of the Company and its strategies and objectives, including the interests of its shareholders and other stakeholders. The Corporate Governance Committee is charged with overseeing the implementation of the Policy and monitoring and annually reporting to the Board of Directors on the diversity of the Board and its Committees to determine the Policy's effectiveness and the Company's progress is fostering diversity at the board level.

        The Board does not set any fixed percentages for any specific selection criteria as it believes that quotas or strict rules do not necessarily result in the identification or selection of the best candidates but, rather, all factors should be considered when assessing and determining the merits of an individual director and the composition of a high functioning Board. The proportion of women on the Board is currently 27% (3 of 11) of the non-executive directors, the proportion of non-resident Canadians is currently 27% (3 of 11) of the non-executive directors, the proportion of women on the entire Board of Directors is currently 25% (3 of 12) of all directors and the proportion of women committee chairs is currently 50% (2 of 4). The Board believes that the diversity represented by the directors seeking election at the meeting in terms of gender, age, education, skills, geographic representation and competencies supports an efficient and effective Board.

        The Board does not currently have a director term limit policy or similar mechanisms in place for forcing the renewal or replacement of its directors. Rather, it has determined that the best means of ensuring director effectiveness is through rigorous annual performance evaluations. The Corporate Governance Committee will continue to monitor, evaluate and assess best corporate governance practices and proposals with respect to board renewal mechanisms having regard to, among other things, the performance of individual directors, the Board and to the best interests of the Company. As discussed in greater detail under "Appendix A: Statement of Corporate Governance Practices — Assessment of Directors", the Board has adopted a resignation policy primarily based on the directors' performance, commitment, skills and experience in order to foster an appropriate level of renewal and diversity of perspectives at the board level.

Women in Leadership

        The Board and executive management view diversity and inclusion as essential to the growth and success of the Company. Creating an inclusive environment where the diversity of perspectives, experiences, cultures, genders, age and skills of employees can be leveraged at every level is critical and the Company believes that one of its strengths lies in its ability to leverage the diversity of its employees to drive innovation and to quickly adapt to the ongoing changes in the global market and the gold mining industry.

        With this in mind, executive management has identified increasing the number of women in leadership positions within the Company as a priority to be achieved by focusing on the preparation and support of women in leadership positions, rather than the attainment of quotas. In 2014, the Company's focus was on ensuring that internal development opportunities in the form of training or assignments took into consideration the need for preparing women for future leadership roles. As a result, development assignments on key initiatives and formal training in Change Management, Coaching and Advanced Leadership included a number of high potential women from across various functions within the Company. In addition, the Company's talent acquisition efforts such as at campus recruitment fairs and industry specific events included strategies to increase the Company's visibility as an employer of choice for young women contemplating careers in the mining industry.

        Going forward, the Company is developing a plan for a formal leadership council focused on the objective of increasing women in leadership positions. The focus of this council will be threefold: (i) identify any systematic barriers that may exist for women within the Company and barriers that may prevent Agnico Eagle from attracting key talent to join the Company; (ii) develop a sustainable network that engages women in the workplace; and (iii) support the development and implementation of strategies to increase the number of women in leadership positions in the Company. The leadership council will oversee the implementation of and monitor progress made in achieving the foregoing objectives, which will be revisited and evaluated on an ongoing basis, and will report to the Board on workplace diversity matters.

Appointment of Auditors

        The persons named in the enclosed form of proxy intend to VOTE FOR the appointment of Ernst & Young LLP as the Company's auditors, and for the directors to fix the remuneration of the auditors unless a shareholder has specified in his or her proxy that his or her common shares are to be withheld from voting for the appointment of Ernst & Young LLP as the Company's auditors. Representatives of Ernst & Young LLP are expected to be present at the meeting to respond to appropriate questions and make a statement if they wish to do so. Ernst & Young LLP became the Company's auditors in 1983. Fees paid to Ernst & Young LLP for 2014 and 2013 are set out below.

	Year ended December 31, 2014	Year ended December 31, 2013
	($ thousands)	($ thousands)
Audit fees	2,489	2,118
Audit related fees	23	23
Tax consulting fees	1,475	293
All other fees	752	56

Total	4,739	2,490

        Audit fees were paid for professional services rendered by the auditors for the audit of the Company's annual financial statements and related statutory and regulatory filings and for the quarterly review of the Company's interim financial statements. Audit fees also include prospectus-related fees for professional services rendered by the auditors in connection with corporate financing activities. These services consisted of the audit or review, as required, of financial statements included in the prospectuses, the review of documents filed with securities regulatory authorities, correspondence with securities regulatory authorities and all other services required by regulatory authorities in connection with the filing of these documents.

        Audit-related fees consist of fees paid for assurance and related services performed by the auditors that are reasonably related to the performance of the audit of the Company's financial statements. This includes consultation with respect to financial reporting, accounting standards and compliance with Section 404 of the Sarbanes-Oxley Act of 2002 ("SOX").

        Tax fees were paid for professional services relating to tax compliance, tax advice and tax planning. These services included the review of tax returns and tax planning and advisory services in connection with international and domestic taxation issues.

        All other fees were paid for services other than the services described above and include fees for professional services rendered by the auditors in connection with the conversion to IFRS as well as the translation of securities regulatory filings required to comply with securities laws in certain Canadian jurisdictions.

        No other fees were paid to auditors in the previous two years.

        The Audit Committee has adopted a policy that requires the pre-approval of all fees paid to Ernst & Young LLP prior to the commencement of the specific engagement, and all fees referred to above were pre-approved in accordance with such policy.

Financial Statements

        The audited annual financial statements for the year ended December 31, 2014 have been mailed to the Company's shareholders with this Circular.

Amendments to the Stock Option Plan

        To more closely align the interests of directors with those of shareholders, effective as of July 1, 2011, the Company ceased granting Options to non-executive directors and replaced the equity component of director compensation with RSUs. However, the Stock Option Plan still makes reference to directors being eligible to receive Options. The Board of Directors has determined that it would be advisable to amend the Stock Option Plan to preclude the granting of Options to non-executive directors under the Stock Option Plan. References in the Stock Option Plan to directors will be removed or changed to the new defined term "Grandfathered Director" which means a director who is not otherwise an officer or employee of the Company and who was granted Options under the Stock Option Plan prior to July 1, 2011.

        At the meeting, shareholders will be asked to consider an ordinary resolution (attached to the Circular as Appendix B) to approve the above amendments to the Stock Option Plan. A copy of the Stock Option Plan which has been amended and restated to reflect the proposed amendments is attached to this Circular as Appendix C.

        The TSX requires that the resolution amending the Stock Option Plan be passed by the affirmative vote of at least a majority of the votes cast, by proxy or in person. In addition to shareholder approval, the proposed amendments are subject to regulatory approval. If you do not indicate how you want your common shares to be voted, the persons named in the proxy intend to vote your common shares for the proposed amendments to the Company's Stock Option Plan.

Amendment to Incentive Share Purchase Plan

        The Company's Incentive Share Purchase Plan provides participants with an incentive to enhance shareholder value by providing a form of compensation that is tied to increases in the market value of the Company's common shares. Details on the Incentive Share Purchase Plan can be found on page 37 of this circular.

        The Company currently has reserved 6,100,000 common shares for issuance under the Incentive Share Purchase Plan. The Compensation Committee considers the Incentive Share Purchase Plan to be an integral part of overall compensation in order to attract and retain employees with the skills and commitment needed to lead and grow the Company's business. The need to attract and retain skilled employees remains important in the competitive mining market. Accordingly, the Compensation Committee has recommended increasing the number of common shares reserved for issuance under the Incentive Share Purchase Plan by 1,000,000 common shares to 7,100,000 common shares. As at March 12, 2015, 4,687,814 common shares had been issued under the Incentive Share Purchase Plan, representing 2.4% of the 215,528,460 common shares issued and outstanding as of March 12, 2015. Accordingly, if the increase is approved, the number of common shares available for future common share issuances will be 2,412,186, representing 1.1% of the 215,528,460 common shares issued and outstanding as of March 12, 2015.

        At the meeting, shareholders will be asked to consider an ordinary resolution (attached to this Circular as Appendix D) to approve the above amendments to the Incentive Share Purchase Plan. A copy of the Incentive Share Purchase Plan which has been amended and restated to reflect the proposed amendments is attached to this Circular as Appendix E.

        The Incentive Share Purchase Plan does not limit the participation of insiders other than non-executive directors who are prohibited from participating in the Incentive Share Purchase Plan. The maximum amount a participant is permitted to contribute to the Incentive Share Purchase Plan is 10% of the participant's base salary and the Company is permitted to make a matching contribution of up to 50% of the participant's contributions. The aggregate number of the Company's common shares: (i) issued to insiders within any one year period, and (ii) issuable to insiders at any time under the Incentive Share Purchase Plan, could theoretically exceed 10% of the Company's issued and outstanding common shares and consequently TSX Rules provide that the votes attached to the securities held by all insiders eligible to participate in the Incentive Share Purchase Plan and their associates and affiliates (the "Eligible Insiders") must be excluded from the vote to on the Incentive Share Purchase Plan resolution. Accordingly, shareholders of the Company, other than the Eligible Insiders, are being asked to approve the increase by a majority of the vote cast, by proxy or in person. As of March 12, 2015, 262,514 common shares were held by Eligible Insiders and will be excluded from the vote. In addition to shareholder approval, the increase in common shares available for future grants under the Incentive Share Purchase Plan is subject to regulatory approval. If you do not indicate how you want your common shares to be voted, the persons named in the proxy intend to vote your common shares for the proposed amendment to the Company's Incentive Share Purchase Plan.

        The Company has two security based compensation arrangements pursuant to which common shares may be issued from treasury:

  1.
  the Stock Option Plan pursuant to which 15,172,913 common shares are issuable representing 7.0% of the Company's issued and outstanding common shares as of March 12, 2015; and

  2.
  the Incentive Share Purchase Plan pursuant to which 2,412,186 common shares will be issuable, if the resolution is approved, representing 1.1% of the Company's issued and outstanding common shares as of March 12, 2015.

        Accordingly, if the resolution is approved, an aggregate number of 17,585,099 common shares will be issuable under all security based compensation arrangements of the Company, representing 8.2% of the Company's issued and oustanding common shares as of March 12, 2015.

Advisory Vote on Approach to Executive Compensation

        The Board of Directors believes that the Company's compensation program must be competitive with companies in its peer group, provide a strong incentive to its executives to achieve the Company's goals and align the interests of management with the interests of the Company's shareholders. A detailed discussion of the Company's executive compensation program is provided under "Compensation Discussion & Analysis" starting on page 20 of this Circular. In line with recent developments and emerging governance trends in respect of executive compensation, commonly known as "Say on Pay", the Board of Directors has determined to provide shareholders with a "Say on Pay" advisory vote at the meeting to endorse or not endorse the Company's approach to executive compensation. At the Company's last annual and special meeting of shareholders held on May 1, 2014, 76.86% of shareholders voted in favour of the Company's non-binding resolution on executive compensation (down from 81.21% at the April 26, 2013 meeting), indicating a decrease in support for the Company's approach to executive compensation. The Company has made adjustments to its compensation program based on the feedback it has received and believes the compensation program adopted properly incorporates the concept of reward for performance and the objective of more directly aligning the interests of management with the interests of shareholders. The Company will endeavor to refine this approach in an effort to continue to make the executive compensation practices of the Company acceptable to shareholders.

        At the meeting, shareholders will be asked to consider the following resolution, which is also attached to this Circular as Appendix F:

    BE IT RESOLVED THAT, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors of the Company, the shareholders accept the approach to executive compensation disclosed in this Circular.

        Because this vote is advisory, it will not be binding upon the Board of Directors. However, the Board of Directors and the Compensation Committee will take the outcome of the vote into account in their ongoing review of executive compensation.

SECTION 3: COMPENSATION AND OTHER INFORMATION

Compensation Discussion & Analysis

        A key compensation objective of the Company is that compensation should be aligned with performance. In 2014, the Company, among other things,:

  •
  produced a record number of gold ounces (1,429,288) — the third consecutive year in which gold production exceeded one million ounces and exceeded the operating budget and original guidance for the year;

  •
  produced these ounces at total cash costs per ounce of $637 (below original guidance of total cash costs per ounce of $663 and the operating budget);

  •
  completed two significant acquisitions: (i) the joint acquisition of Osisko Mining Corporation ("Osisko") with Yamana Gold Inc. ("Yamana") which resulted in the Company owning a 50% interest in the Canadian Malartic mine (one of the largest gold mines in Canada) and, among other things, the Kirkland Lake and Hammond Reef projects; and (ii) Cayden Resources Inc. ("Cayden"), which resulted in the Company owning 100% of the El Barqueño project in Mexico;

  •
  announced the discovery of the Amaruq deposit in Nunavut, which is expected to be developed as a satellite deposit to the Meadowbank mine and could extend Meadowbank's mine life;

  •
  completed the Kittila mill expansion (six months ahead of schedule); and

  •
  achieved record safety performance.

        The Compensation Committee begins to review corporate and management performance in October of each year and, after several meetings over the succeeding months, finalizes its review and analyses in early December and submits its compensation adjustment recommendations to the Board of Directors in mid-December. The Board of Directors considers the recommendations and, traditionally, compensation adjustments are made as follows: (i) base salary — any adjustment becomes effective on January 1 of the next calendar year; (ii) bonus — any bonus payment is made within that calendar year (which reflects performance relating to that year); and (iii) any long term incentive grants (RSUs or options) relating to performance in the current year are awarded early in January of the next calendar year. In last year's circular, there was discussion with respect to changing the timing of the annual RSU grants to award RSUs at the end of the applicable performance year. Upon further review by the Compensation Committee, it has been determined that such a change would have minimal impact on the alignment of timing of compensation and performance for a given year. Accordingly, the timing of the award of RSU grants will not change from past practice.

Compensation Program Philosophy

        The executives of the Company have a significant influence on corporate performance and creating shareholder value. With this in mind, the Company's philosophy regarding compensation is that it must:

  •
  align the interests of management with the interests of the Company's shareholders;

  •
  be competitive in order to attract and retain employees with the skills and commitment needed to lead and grow the Company's business; and

  •
  provide a strong incentive to achieve the Company's goals.

Elements of Compensation

        The compensation paid to the Company's executives has four components:

  •
  base salary and benefits;

  •
  annual incentive compensation (bonuses);

  •
  long-term incentive compensation through the grant of RSUs and Options and participation in the Incentive Share Purchase Plan; and

  •
  career compensation in the form of retirement benefits.

        The Compensation Committee reviews each component of compensation for each officer and makes compensation recommendations to the Board of Directors. In its evaluation of each officer, the Compensation Committee considers, among other things, executive compensation surveys, recommendations by any executive compensation consultant retained by the Compensation Committee, evaluations prepared by the Vice-Chairman, President and Chief Executive Officer, as applicable, for each officer other than the Vice-Chairman, President and Chief Executive Officer and an evaluation prepared by the Chairman for the Vice-Chairman, President and Chief Executive Officer. The Board of Directors reviews the recommendations and gives final approval on the compensation of the Company's officers. The Board of Directors has complete discretion over the amount and composition of each officer's compensation.

        In 2013, the Company's Human Resources department conducted an internal market analysis using publicly available information from the Company's peer group and surveys provided by different compensation firms, notably the Mercer Mining Industry Compensation Survey "Mining Industry Salary Survey — Corporate Report" (the "Mercer Mining Survey"). The information was used by the Compensation Committee and the Board of Directors in recommending and approving the salary adjustments to market and the bonus targets for the Company's officers.

        No compensation consultants were retained by the Company (or by the Compensation Committee) in 2013. The Compensation Committee retained Meridian Compensation Partners in 2014 to provide general advice regarding incentive pay practices and related technical, administrative and governance matters.

Executive Compensation-Related Fees

Name of Firm	Year	Amount Paid for Compensation-Related Services ($)
(None)	2013	(N/A)
Meridian Compensation Partners	2014	2,715

        The Company's total compensation plan is designed to drive long-term increases in shareholder value. The creation of an appropriate plan requires an understanding of the Company's objectives and the individuals charged with delivering the expected results. The Company strives to design its total compensation plan so that the plan does not result in behavior that is inconsistent with the goals and objectives of the Company.

        During 2014, the Compensation Committee considered the implications of the risks (with specific regard to retention) associated with the Company's compensation policies and practices and looked at the long-term incentive structure for the Company's executives and confirmed that RSUs should continue to be a significant element in the long-term incentive component of executive compensation going forward.

        All directors and executives of the Company are prohibited from short-selling and trading in derivatives of the Company's securities.

        A description of the retirement benefits made available to the Company's executives is set out under "Pension Plan Benefits" beginning on page 38 of this Circular.

Industry Positioning and Competitive Environment

        The Company is continuing to experience changes in production, mineral reserves, operations, employees and the international scope of its business. The success of the Company in delivering value for shareholders is largely determined by the quality and consistency of its strategy and the execution thereof. In this regard, it is very important to ensure that compensation programs are designed to attract, motivate and retain key employees in order to achieve or exceed the strategic objectives of the Company.

        The Company has worked strategically over the last several years to upgrade its physical asset base and its human resources. One of the clear competitive advantages the Company needs to maintain in the gold mining industry is a high quality, experienced executive management team that works together to create value for its shareholders.

        With the current volatility in the gold industry, the competition for high quality executive talent remains intense. The Company competes for executive talent primarily with other North American gold mining companies. In response, the Company has strived to, and needs to continue to, create an environment where employees want to work and take on increasing responsibility. Retaining certain key executives of the Company, who may have otherwise been receptive to other employment opportunities, has been particularly important in the context of the Company's execution of it strategic plans.

        To continue its record of success in a very tight and competitive labour market, it is important that the executive management group has the proper incentives to remain focused on achieving corporate objectives. In this regard, the compensation policy aims to target competitive base salaries paid to executives having comparable responsibilities and experience at other North American companies engaged in the same or similar lines of business as the Company.

Base Salary

        To retain a competent, strong and effective executive management group, the salaries paid by the Company must be competitive with others in the industry generally, as well as within the regional markets in which the executive is located. Base salary levels take into account the executives' individual responsibilities, experience, performance and contribution to enhancing shareholder value.

        The base salary policy is structured to provide a solid base compensation level for executives to encourage achievement of the Company's goals while aligning the interests of management with the interests of the Company's shareholders.

        Annual base salaries are established using internal and external surveys of average base salaries paid to officers of other mining companies of similar size as the Company. In its internal survey, the Company reviewed the 2014 publicly available information of nine mining companies: Barrick Gold Corporation, Centerra Gold Inc., Goldcorp Inc., Newmont Mining Corporation, Kinross Gold Corporation, Eldorado Gold Corporation, Teck Resources Limited, Yamana and IAMGOLD Corporation. The information reviewed reflected actual compensation paid in 2013.

        The factors for consideration for the companies in the internal survey generally included: (i) the company operates primarily in the gold mining sector with a focus on exploration, development and production; (ii) the company is listed on a U.S. stock exchange; (iii) the company has operations in countries in addition to its home country; and (iv) the company's market capitalization is between approximately one-eighth to two-and-a-half times that of the Company (the Company's market capitalization ranked fifth out of the nine companies in the peer group survey as at March 12, 2015). The Company competes with these peer group companies and other gold and mining companies for shareholders, capital, personnel and mining properties and, accordingly, the Company believes that this survey is a good representation of gold mining industry salaries and an appropriate basis for comparisons to the Company and reflects the companies with which the Company actively competes. In 2012, the then largest member in the selected peer group recruited the Company's Chief Financial Officer to become their Chief Financial Officer and several of the Company's other executives have been approached directly and indirectly to join some of the larger members of the selected peer group.

        The external survey used was the Mercer Mining Survey. The Mercer Mining Survey reflected executive base salary remuneration at 74 Canadian mining companies as at May 1, 2014. Of these 74 companies, only a minority had NYSE listings and only 11 were larger than the Company, as measured by market capitalization.

        The information from the Company's internal survey was used to test and validate the position for the Vice-Chairman, President and Chief Executive Officer, the Senior Vice-President, Finance and Chief Financial Officer and the three other most highly compensated officers of the Company (the "Named Executive Officers") in 2013 and was adapted to reflect the compensation of the executive officers of the Company, while the information from the external survey was used to verify that the results of the internal survey are consistent with Canadian industry standards.

Annual Incentive Compensation

        Annual incentive compensation for the Company's Named Executive Officers is based on the Company's performance. The evaluation of the Company's performance is based on its achievements of various specific targets such as return on equity, profitability, production goals and meeting capital expenditure budgets. Target incentive levels are defined as percentages of base salary. These percentages vary by role in the Company and the final result may equal 0% to 250% of the target incentive based on the Named Executive Officer's achievement of his or her individual objectives.

        For 2014, based on the level of achievement of the Company's goals established for the year the Compensation Committee rated the Company's performance at 98%.

        The determination that the rating would be 98% reflected the performance at the corporate level based on results with respect to the accomplishment of the following short-term operational targets in 2014: the record safety performance at all of the Company's operations; record gold production of 1,429,288 million ounces at lower than forecast total cash costs per ounce, despite the decrease in byproduct metal prices; completion of two significant acquisitions: Osisko and Cayden; and the discovery of the Amaruq deposit in Nunavut, which is expected to be developed as a satellite deposit to the Meadowbank mine and could extend Meadowbank's mine life.

        All of the recommended entitlements are consistent with the short-term incentive policy and, in turn, the Company's compensation policy.

2014 CORPORATE OBJECTIVES AND RESULTS

        The following sections summarize the Company's 2014 performance relative to its key objectives in four major areas. A performance score was calculated for each of the areas to arrive at an overall score for corporate performance that was used in the annual incentive calculations.

        Although 2014 was very challenging because of the weak gold price, the Company met or exceeded many of its operational and corporate objectives. More importantly, not only did the Company produce record amounts of gold, it did so while achieving record safety performance. This demonstrated that the mines were well managed and met expectations while employees made safety a top priority. In addition, the Company successfully completed two significant acquisitions which have strengthened the business and improved the quality of the development project pipeline. The Company also made a significant exploration discovery at Amaruq, which is expected to be developed as a satellite deposit to the Meadowbank mine and could extend Meadowbank's mine life, which has the potential to dramatically strengthen the Northern business. As a result, the Company is positioned for an expected 12% increase in gold production in 2015 with lower total cash costs per ounce. This strong position will allow the Company to move the business forward even in this challenging gold price environment.

SAFETY PERFORMANCE

        Improve Combined Lost Time Injury Frequency below 2.1% and continue to enhance the Company's safety culture.

        This objective was met.

  •
  The Lost Time Injury Frequency was 1.48, well below the target rate of 2.1.

  •
  This is an improvement over the prior year's injury frequency rate of 1.70 and historically is the Company's best performance.

  •
  The number of combined accidents (lost time accident and light duty assignment) was 94, the best performance historically since the Company started compiling global statistics in health and safety. The Company (including operations at the Canadian Malartic mine) currently has 6,787 employees reflecting permanent, temporary, and contract status.

  •
  For the first time since the Company started compiling global statistics in 2007, it achieved less than 40 lost time accidents in a year.

  •
  The Company recorded seven weeks without any accident (lost time accident or light duty assignment) in 2014, four more weeks than the previous best performance of three weeks for the entire year in 2013.

        This record safety performance was achieved while increasing the mining and processing rate at many of the Company's mines and producing a record amount of gold. This demonstrated that even with the increased activity level, the Company's employees made it a priority to create a safe working environment for themselves and their coworkers.

  Performance score was 15 out of 15.

OPERATING/FINANCIAL PERFORMANCE (US$ except where noted)

        The Company achieved its operating objectives in 2014 (earnings, cash flow and return on equity) as payable gold production exceeded budget by 14.1% and 2014 forecasted weighted average total cash costs per ounce of gold produced of $637 was 8.9% less than the budgeted amount of $699. Net income per share, operating cash flow per share and return on equity all exceeded budget in 2014.

        A performance score for operating/financial performance was 48 out of 50 for 2014.

•
Achievement of the 2014 Business Plan (Budget)

	2014 Actual (with Canadian Malartic)	2014 Actual (without Canadian Malartic)	2014 Budget (prepared prior to Canadian Malartic)

Realized gold price	$1,261	$1,264	$1,200

Net income per share — basic	$0.43	$0.50	$(0.02)

Operating cash flow per share	$3.22	$3.05	$2.08

Payable production(1)

Gold (ounces)	1,429,288	1,286,280	1,253,032

Silver (thousands of ounces)	3,564	3,413	3,370

Zinc (tonnes)	10,515	10,515	7,989

Copper (tonnes)	4,997	4,997	5,176

Minesite costs per tonne(1)

LaRonde mine (C$)	97	97	104

Goldex mine (C$)	34	34	40

Lapa mine (C$)	109	109	120

Kittila mine (Euros)	75	75	79

Pinos Altos mine	48	48	58

Creston Mascota mine	14	14	20

Meadowbank mine (C$)	72	72	75

La India mine	9	9	8

Canadian Malartic mine (C$)	21	—	—

Total cash costs per ounce of gold produced(i):

LaRonde mine	668	668	769

Goldex mine	638	638	802

Lapa mine	667	667	789

Kittila mine	845	845	765

Pinos Altos mine	533	533	532

Creston Mascota mine	578	578	651

Meadowbank mine	599	599	703

La India mine	487	487	483

Canadian Malartic mine	701	—	—

Return on equity	2.4%	3.4%	(0.5%	)

 (1)    As defined in Agnico Eagle's 2014 Annual Report

  Performance score 25 out of 25.

  •
  Achieve Capital Expenditures Budget for all Projects

        $475.4 million in capital expenditures ("CapEx") were spent in 2014 compared with an approved budget of $423.6 million, reconciled as follows:

	with Canadian Malartic	w/o Canadian Malartic

Updated 2014 CapEx budget (Board of Directors approved)	$423.6 million	$423.6 million

Northern Business — Sustaining Capital	$47.9 million	$13.6 million

Northern Business — Growth Capital	$0.2 million	$(1.6) million

Southern Business — Sustaining Capital	$(28.3) million	$(28.3) million

Southern Business — Growth Capital	$32.0 million	$32.0 million

Actual 2014 CapEx	$475.4 million	$439.3 million

        The increased sustaining capital for the Northern Business is mainly attributed to the unbudgeted capital expenditures related to the Canadian Malartic mine and the capitalized deferred stripping at the Meadowbank mine, partially offset by a stronger US dollar and expenses deferred to 2015. The increased growth capital spending at the Southern Business is mainly due to the reclassification of certain items from sustaining to growth capital, an investment in a bypass primary crusher at the La India mine and capitalized deferred stripping during January 2014 at the La India mine. The $(28.2) million decrease in sustaining capital for the Southern Business is due to the above mentioned reclassification of the Pinos Altos shaft from sustaining to growth capital.

  Performance score 8 out of 10.

•
Balance Sheet Management

        In 2014, the Company's balance sheet was impacted by the additional debt taken on to finance the acquisition of Osisko. However, the Company's investment grade credit rating was maintained. Despite the challenging gold price environment, the Company's operations continued to better production and cost targets. The $1.2 billion revolving credit facility was renegotiated providing better pricing, more flexibility, the ability to increase the size of the facility and a longer term of 5 years.

  Performance score 5 out of 5.

•
Return on Equity to Exceed Budget

        The Company's 2014 return on equity (net income/total shareholders' equity) was 2.4% compared with budgeted 2014 return on equity of (0.5%), due primarily to higher than budgeted gold production and lower than budgeted costs.

  Performance score 10 out of 10.

GOLD RESERVE GROWTH

        Maintain gold reserves at approximately 15 times annual gold production rate. Convert mineral resources to mineral reserves. Increase mineral resources.

        The Company has one of the highest reserve grades among its North American peers, with 2014 year-end proven and probable mineral reserves of approximately 20.0 million ounces of gold (259 million tonnes of ore grading 2.40 grams per tonne ("g/t") of gold). While the acquisition of the Canadian Malartic mine helped to increase the size of mineral reserves, its lower reserve grade of 1.06 g/t of gold actually lowered the average mineral reserve grade of all of Agnico Eagle to 2.40 g/t of gold.

        The exploration group continued to deliver significant value with the discovery of a potentially economic deposit north of Meadowbank called Amaruq, which is expected to be developed as a satellite deposit to the Meadowbank mine and could extend Meadowbank's mine life. The maiden mineral resource at Amaruq announced in February, 2015, was 6.603 million tonnes of ore grading 7.07 g/t of gold, or 1.5 million ounces of inferred mineral resources.

Highlights:

  •
  18% increase in proven and probable mineral reserves in 2014;

  •
  increase in average reserve grades at LaRonde (5.00 g/t to 5.20 g/t), Kittila (4.64 g/t to 4.93 g/t) and Pinos Altos (2.84 g/t to 3.01 g/t) demonstrating the quality of these reserves;

  •
  56% increase in measured and indicated mineral resources in 2014;

  •
  33% increase in inferred mineral resources in 2014; and

  •
  the discovery of the Amaruq deposit in Nunavut, which is expected to be developed as a satellite deposit to the Meadowbank mine and could extend Meadowbank's mine life.

  Performance score 15 out of 15.

CORPORATE DEVELOPMENT

•
Complete or position the Company to complete one large accretive acquisition and to continue to build the capacity and skill set of the project evaluation group.

        Overall, the Company's Corporate Development and Project Evaluation groups were successful in attaining the key objectives that were set in 2014. In addition to continuing to increase the number of projects reviewed compared to 2013, there was an improvement in the number and quality of detailed evaluations in progress or completed by the end of 2014.

        In real terms, this work supported the acquisition of 50% of Osisko which significantly increased the Company's mineral reserve base, net asset value and cash flow per share. In addition, the acquisition of 100% of Cayden added a high quality development project that has the potential to become a significant part of the Southern Business.

  Performance score of 20 out of 20.

        A summary of the calculation of the corporate performance score is outlined in the table below.

Key Performance Measures	Weighting	2013 Score	2014 Score	Comments

Safety	15	15	15	Record performance

Operating/Financial Performance	50	46	48	Operations exceed budget

Gold Reserve/Resource Growth	15	13	15	Amaruq discovery

Corporate Development	20	18	20	Osisko, Cayden acquisitions

Total Score Corporate Performance	100	92	98

2014 Individual Performance Measures for Named Executive Officers

Sean Boyd — Vice-Chairman, President and Chief Executive Officer

        In 2014, Mr. Boyd's responsibilities and objectives included delivering first quartile share price performance, achieving operating targets for production, costs and major project completion, developing and executing on corporate strategic goals and objectives, oversight of acquisition/divestiture initiatives and representing the Company before stakeholders.

        Mr. Boyd's accomplishments in 2014 included:

  •
  achieved record annual gold production of 1,429,288 ounces that exceeded budget and guidance (guidance increased during the year);

  •
  achieved record safety performance (Lost Time Injury Frequency of 1.48, below target rate of 2.1) during a year of record production;

  •
  two acquisitions: Osisko (50% interest in the Canadian Malartic mine and the Kirkland Lake and Hammond Reef projects) and Cayden (El Barqueño project);

  •
  total cash costs per ounce of US$637 and all-in sustaining costs per ounce of US$954 were below guidance and better than budget;

  •
  continued application of strict cost control initiatives; and

  •
  positioned the Company to take advantage of strategic opportunities.

David Smith — Senior Vice-President, Finance and Chief Financial Officer

        In 2014, Mr. Smith's objectives included overall responsibility for all financial aspects of the Company, including financial reporting, treasury, budgeting, internal audit and control and input on corporate strategy and acquisitions and representing the Company before stakeholders.

        Mr. Smith's accomplishments in 2014 included:

  •
  smooth and successful conversion from US GAAP to IFRS;

  •
  implemented efficiency and structural improvements in the budgeting process;

  •
  enhanced inter-departmental communications;

  •
  renegotiated $1.2 billion credit facility (better pricing and terms);

  •
  led strong, effective investor relations program;

  •
  no issues pertaining to the financial statements or SOX; and

  •
  continued staff development initiatives.

Alain Blackburn — Senior Vice-President, Exploration

        In 2014, Mr. Blackburn's objectives included increasing mineral reserves and mineral resources and assisting in evaluations of potential acquisitions and establishing a long-term exploration strategy with respect to geographical focus and mineral reserve and mineral resource growth.

        Mr. Blackburn's accomplishments in 2014 included:

  •
  discovery of the Amaruq deposit in Nunavut, which is expected to be developed as a satellite deposit to the Meadowbank mine and could extend Meadowbank's mine life, with an initial inferred resource of 1.5 million ounces (6.6 million tonnes grading 7.07 g/t gold) after one full year of drilling;

  •
  18% increase in proven and probable mineral reserves;

  •
  increase in average reserve grades at LaRonde, Kittila and Pinos Altos;

  •
  56% increase in measured and indicated mineral resources; and

  •
  33% increase in inferred mineral resources.

Jean Robitaille — Senior Vice-President, Business Strategy and Technical Services

        In 2014, Mr. Robitaille's objectives included assisting in the development of corporate strategy and tactics to capture, maximize and track value creating opportunities; to provide high quality, cost-effective technical resources and project management and expertise to support all business units.

        Mr. Robitaille's accomplishments in 2014 included:

  •
  implementation of a Business Strategy Group to enhance the development of long-term strategy, manage the increasing complexity of the business and to accelerate and improve the decision making process;

  •
  enhancement of the Life of Mine planning process;

  •
  redefinition of the supporting role of Technical Services and Technical Corporate Directors (instilling company-wide standards, governance practices, use of project management system and support to operations); and

  •
  overseeing the Kittila mill expansion (completed six months ahead of schedule and under budget).

Yvon Sylvestre — Senior Vice President, Operations — Canada and Europe

        In 2014, Mr. Sylvestre's objectives included overseeing the effective operation of the Northern Business and executing the business plan establishing a cost reduction strategy and continuous improvement process, pursuing life-of-mine and budgeting process improvements and ensuring operation and optimization of each operation division.

        Mr. Sylvestre's accomplishments in 2014 included:

  •
  Northern Business mines exceeded gold production guidance, at total cash costs per ounce below guidance;

  •
  record gold production and record low minesite costs per tonne at Meadowbank;

  •
  implemented successful cost reduction programs;

  •
  Kittila and Goldex positioned for strong 2015 performance; and

  •
  completed successful integration of the Canadian Malartic mine.

Executive Incentive Compensation Recoupment Policy

        The Company has adopted a recoupment policy (the "Recoupment Policy") to assist in the management of compensation related risk. Under the Recoupment Policy, the President and CEO and each executive that reports directly to the President and CEO (which includes the Chief Financial Officer, each an "Executive"), is subject to having their annual incentive compensation clawed back in circumstances where the financial statements of the Company are restated and the Executive has engaged in gross negligence, intentional misconduct or fraud which caused or contributed to such restatement.

Long-Term Incentive Compensation — RSUs and Options

        RSUs and Options provide a link between officers' compensation and increases in the value of the Company's common shares, and therefore create an incentive to enhance shareholder value over the long term. Grants of RSUs and Options are based on four factors:

  •
  the employee's performance;

  •
  the employee's level of responsibility within the Company;

  •
  the number and value of RSUs and the number and exercise price of Options previously issued to the employee; and

  •
  the Company's past practices.

        Long-term incentives for officers and key employees are provided through RSUs and Options granted under the RSU Plan and the Stock Option Plan, respectively, and which vest as described in the paragraph below.

        Long-term incentives are an integral part of the compensation strategy of the Company. The internal compensation survey, described above, compares the number of RSUs and Options issued to the Company's executive officers relative to the companies surveyed. Based on these findings, the Company believes that the RSUs and Options issued to the executives of the Company are generally in line with industry averages. Currently, there is no limit on the number of RSUs granted per year under the RSU Plan. The maximum number of Options permitted to be granted per year under the terms of the Stock Option Plan is 2% of common shares outstanding (totaling 4,310,569 Options as at March 12, 2015). Absent other circumstances, the Compensation Committee's policy is to recommend to award RSUs that vest on December 31 of the third calendar year following the year in respect to which the RSUs were granted and Options that vest such that a maximum of 25% of the Options granted vest 30 days after the date granted with the remaining Options vesting equally on the next three anniversaries of the Option grant.

        In connection with the evaluation of management's performance conducted near the end of each fiscal year, the Compensation Committee makes a recommendation with respect to the number of RSUs and the number of Options (if any) to be granted to officers of the Company. If such recommendation is deemed acceptable to the Board of Directors, the Board of Directors approves: (i) the grant of the RSUs as soon as practicable at the beginning of the next calendar year; and (ii) the grant of Options on the first trading day in January, with such grant becoming effective immediately with an exercise price equal to the closing price of the immediately preceding trading day.

Share Ownership

        In order to align the interests of the Company and those of its officers and employees, the Company encourages ownership of common shares and facilitates this through its RSU Plan, Stock Option Plan and Incentive Share Purchase Plan. Details of these plans can be found on pages 33 to 38 of this Circular. The Company has also adopted executive common share ownership policies: the CEO is required to have or own the equivalent of at least three years of his base salary in common shares or RSUs of the Company. Mr. Boyd, the current CEO of the Company, meets this common share ownership value requirement. A new CEO would have three years after being appointed to that position to comply with this provision. Senior Vice-Presidents of the Company are required to have or own at least 30,000 common shares or RSUs of the Company and Vice-Presidents of the Company are required to have or own at least 15,000 common shares or RSUs of the Company. Senior Vice-Presidents and Vice-Presidents of the Company have the later of five years from the date of implementation of this policy (that is, a compliance date of October 24, 2017) or five years from the date of appointment, to meet this common share ownership requirement.

        The following list sets out each officer's holdings of common shares and RSUs of the Company as at March 12, 2015:

Sean Boyd, Director, Vice-Chairman, President and Chief Executive Officer	354,641
David Smith, Senior Vice-President, Finance and Chief Financial Officer	59,982
Donald G. Allan, Senior Vice-President, Corporate Development	56,682
Alain Blackburn, Senior Vice-President, Exploration	48,105
Picklu Datta, Senior Vice-President, Treasury and Finance	35,128
Louise Grondin, Senior Vice-President, Environment and Sustainable Development	49,642
Tim Haldane, Senior Vice-President, Operations — USA and Latin America	58,073
R. Gregory Laing, General Counsel, Senior Vice-President, Legal and Corporate Secretary	57,090
Marc Legault, Senior Vice-President, Project Evaluation	53,386
Jean Luk Pellerin, Senior Vice-President, Human Resources	37,201
Jean Robitaille, Senior Vice-President, Business Strategy and Technical Services	87,437
Yvon Sylvestre, Senior Vice-President, Operations — Canada and Europe	52,419

Performance Graph

        The following graph compares the total cumulative return of $100 invested in the Company's common shares on December 31, 2009 with the cumulative total return for each of the S&P/TSX Composite Index and S&P/TSX Global Gold Index over the five-year period ended December 31, 2014 (in each case, assuming reinvestment of dividends). The graph below shows what a $100 investment in each of the above mentioned indices and in the Company's common shares, made at December 31, 2009, would be worth during the five years following the initial investment.

Agnico Eagle Mines Limited Stock Price(1) vs. S&P/TSX Composite and S&P/TSX Global Gold Index

Note:

(1)
Assumes reinvestment of dividends of US$0.18 paid in 2010, US$0.64 paid in 2011, US$0.80 paid in 2012, US$0.88 paid in 2013 and US$0.32 paid in 2014.

        The price of the Company's common shares has underperformed the S&P/TSX Composite Index and slightly outperformed the performance of the S&P/TSX Gold Index during the five-year period ended December 31, 2014. The trend in compensation of the Named Executive Officers has generally been consistent with share price performance over this period. To illustrate, the total compensation of the Chief Executive Officer decreased despite the increased share price performance in 2010, decreased with the decreased share price performance in 2011, increased with the increased share price performance in 2012, decreased with the decreased share price performance in 2013 and decreased despite the increased share price performance in 2014. A substantial element of Named Executive Officer compensation (43%) is comprised of long term incentives with the final value based on the future common share performance of the Company, directly aligning share price performance and compensation (see "Long-Term Incentive Compensation — RSUs and Options").

Compensation of Officers

        The officers of the Company are:

  •
  Sean Boyd, Vice-Chairman, President and Chief Executive Officer

  •
  David Smith, Senior Vice-President, Finance and Chief Financial Officer

  •
  Donald G. Allan, Senior Vice-President, Corporate Development

  •
  Alain Blackburn, Senior Vice-President, Exploration

  •
  Picklu Datta, Senior Vice-President, Treasury and Finance

  •
  Louise Grondin, Senior Vice-President, Environment and Sustainable Development

  •
  Tim Haldane, Senior Vice-President, Operations — USA and Latin America

  •
  R. Gregory Laing, General Counsel, Senior Vice-President, Legal and Corporate Secretary

  •
  Marc Legault, Senior Vice-President, Project Evaluations

  •
  Jean Luk Pellerin, Senior Vice-President, Human Resources

  •
  Jean Robitaille, Senior Vice-President, Business Strategy and Technical Services

  •
  Yvon Sylvestre, Senior Vice-President, Operations — Canada and Europe

        The following summary compensation table sets out compensation during the three most recently completed fiscal years for the Named Executive Officers of the Company measured by total compensation earned during the fiscal year ended December 31, 2014.

Summary Compensation Table

						Non-Equity Incentive Plan Compensation(1)
Name and Principal Position	Year	Salary	Share- Based Awards (ISPP)(2)	Share- Based Awards (RSUs)(3)	Option- Based Awards(4)	Annual Incentive Plans	Long- Term Incentive Plans	Pension Value	All Other Compensation(5)	Total Compensation(6)
		($)	($)	($)	($)	($)	($)	($)	($)	($)
Sean Boyd	2014	1,500,000	—	2,963,000	—	3,000,000	n/a	8,230	19,200	7,490,430
Vice-Chairman, President and	2013	1,500,000	—	5,093,000	—	2,700,000	n/a	82,970	20,200	9,396,170
Chief Executive Officer	2012	1,300,000	32,500	937,573	2,700,750	3,000,000	n/a	1,519,437	19,200	9,509,460
David Smith(7)	2014	520,000	26,000	296,300	749,800	460,000	n/a	147,000	21,608	2,220,708
Senior Vice-President,	2013	520,000	22,500	486,432	1,121,000	400,000	n/a	138,000	20,200	2,708,132
Finance and	2012	465,962	16,500	468,787	623,250	495,000	n/a	144,144	29,910	2,243,553
Chief Financial Officer
Alain Blackburn	2014	475,000	23,750	296,300	586,800	490,000	n/a	144,750	21,086	2,037,686
Senior Vice-President,	2013	475,000	23,000	486,432	840,750	380,000	n/a	128,250	21,326	2,354,758
Exploration	2012	460,000	21,900	468,787	623,250	393,000	n/a	127,950	26,883	2,121,770
Jean Robitaille	2014	450,000	22,500	296,300	652,000	430,000	n/a	132,000	25,915	2,008,715
Senior Vice-President,	2013	450,000	22,500	486,432	840,750	445,000	n/a	134,250	20,700	2,399,632
Business Strategy and	2012	437,000	21,000	487,601	623,250	405,000	n/a	126,300	27,300	2,127,451
Technical Services
Yvon Sylvestre(8)	2014	433,000	21,650	296,300	652,000	445,000	n/a	131,700	20,200	1,999,850
Senior Vice-President,	2013	433,000	21,000	486,432	840,750	445,000	n/a	131,700	19,200	2,377,082
Operations — Canada and Europe	2012	420,000	13,000	506,416	623,250	359,000	n/a	113,412	29,286	2,064,364

(1)
All amounts earned on non-equity incentive plan compensation were paid during the financial year.

(2)
This represents the Company's contribution to common shares purchased by the Named Executive Officers pursuant to the Incentive Share Purchase Plan.

(3)
These amounts represent the fair value of the RSUs granted to the respective Named Executive Officers. These amounts were calculated by multiplying the number of RSUs granted by $29.63 (2013 — $50.93; 2012 — $38.02) being the "Market Price" of the Company's common shares as provided for in the RSU Plan.

(4)
The value of option-based awards, being a weighted average of $6.52 per Option (2013 — $11.21; 2012 — $8.31), was determined using the Black-Scholes option pricing model. The Black-Scholes option pricing model is a commonly used pricing model that assumes the valued option can only be exercised at expiration. All Options were granted at an exercise price of $28.03 (2013 — $52.13; 2012 — $37.05), which was the closing price for the common shares of the Company on the TSX on the day prior to the date of grant. Key additional assumptions used were: (i) the risk free interest rate, which was a weighted average of 1.53% (2013 — 1.39%; 2012 — 1.22%); (ii) current time to expiration of the Option which was assumed to be a weighted average of 2.6 years (2013 — 2.5 years;

  2012 — 2.7 years); (iii) the volatility for the common shares of the Company on the TSX, which was a weighted average of 42.5% (2013 — 35.8%; 2012 — 37.5%); and (iv) the dividend yield for the common shares of the Company, which was 3.83% (2013 — 1.70%; 2012 — 2.16%).

(5)
Consists of premiums paid for term life and health insurance, automobile allowances, education and fitness benefits, extended health coverage and computer-related allowances.

(6)
The total compensation was paid in Canadian dollars. The Company reports its financial statements in United States dollars. On December 31, 2014 the Noon Buying Rate was C$1.00 equals US$0.8620.

(7)
Mr. Smith became Senior Vice-President, Finance and Chief Financial Officer on October 24, 2012; prior to that, he was the Senior Vice-President, Investor Relations and Strategic Planning of the Company.

(8)
Mr. Sylvestre became Senior Vice President, Operations — Canada and Europe on February 15, 2014; prior to that, he was Senior Vice-President, Operations from February 15, 2012 to February 15, 2014; prior to that, he was Vice-President, Construction.

        In 2014, the Named Executive Officers received, in aggregate, cash and non-cash compensation of $15,757,389, or 2.4% of the cash provided by operating activities of the Company during the year (as compared to $19,285,248, or 4.4%, in 2013).

RSU Plan

        The RSU Plan was established by the Company to assist in the retention of the Company's employees, officers and directors by providing non-dilutive common shares to reward the individual performance of participants. Grants of RSUs are determined by the Compensation Committee (for directors and officers) or the CEO (for employees). Where the grant of RSUs is given as a dollar value, the number of RSUs awarded to a participant is determined by dividing the dollar value by the "Market Price" on the grant date (rounded down to the nearest whole number of RSUs). For the purposes of the RSU Plan, the "Market Price" is the simple average of the high and low trading prices of the Company's common shares on the TSX for the 5-day trading period immediately prior to the grant date (or, if the common shares did not trade on the TSX, the simple average of the high and low trading prices of the common shares on the NYSE during such 5-day trading period, or if the common shares did not trade on the TSX or NYSE, the simple average of the high and low trading prices of the common shares on a stock exchange in Canada where the common shares are listed during such 5-day period, or if the common shares do not trade on any such stock exchange, the simple average of the bid and ask prices of the common shares on the TSX during such 5-day trading period). RSUs vest on the vesting dates specified in the RSU Plan. RSUs vest on December 31 of the third calendar year following the year in respect to which the RSUs were granted (for directors and officers and for employees who commenced service with the Company after January 1, 2012) or December 31 of the second calendar year following the year in respect of which certain RSUs were granted (for employees who commenced service with the Company prior to January 1, 2012). RSUs can vest on an earlier date than the vesting date as determined by the Compensation Committee in its sole discretion (for directors and officers) or the CEO in his sole discretion (for employees). The value of dividends declared after March 31, 2013 on non-vested RSUs are paid to the participant as a lump-sum bonus amount upon the vesting of the RSUs. For the quarter ended March 31, 2013, dividends declared on non-vested RSUs were used to allocate additional RSUs to the participant with the same vesting and expiry dates as the RSUs in respect of which the additional RSUs were allocated. Once vested, the common shares purchased by a third-party administrative agent on the open market underlying the RSUs are transferred to a participant's vested RSU account and may be sold at the request of the participant.

        If a participant's employment with the Company terminates as a result of a change of control or within a six month period following a change of control, the participant's RSUs vest immediately. If a participant's employment is terminated for cause (as defined in the RSU Plan), the participant immediately forfeits all rights in respect of any non-vested RSUs. If a participant's employment is terminated without cause, dies while in the service of the Company or becomes disabled such that the participant receives benefits under the Company's long-term disability plan, or if the participant is a director, who resigns from the Board of Directors, the participant's non-vested RSUs vest immediately. If a participant (who is not a director) retires or resigns from the service of the Company, such participant immediately forfeits all rights in respect of any unvested RSUs, unless otherwise determined by the Compensation Committee (for officers) or the CEO (for employees).

        Except as required by law or marriage breakdown orders or agreements, the rights of a participant under the RSU Plan are non-transferrable. The rights and obligations of the Company under the RSU Plan may be assigned by the Company to a successor in the business of the Company, to any corporation resulting from any amalgamation, reorganization, combination, merger or arrangement of the Company or to any corporation acquiring all or substantially all of the assets or business of the Company. In the event of a merger, consolidation, spin-off or other distribution other than normal distributions to the Company's shareholders, the Board of Directors may in its sole discretion amend the number or type of shares on which the RSUs are based or the number of RSUs granted to participants.

Stock Option Plan

        Under the Stock Option Plan, Options to purchase common shares may be granted to directors (unless the Plan is amended at the meeting), officers, employees and consultants of the Company. The exercise price of Options granted may be denominated in Canadian dollars or United States dollars, but generally may not be less than the closing market price for the common shares of the Company on the TSX (for Options with an exercise price denominated in Canadian dollars) or the NYSE (for Options with an exercise price denominated in United States dollars) on the trading day prior to the date of grant. The maximum term of Options granted under the Stock Option Plan is five years and the maximum number of Options that can be issued in any year is 2% of the Company's outstanding common shares. In addition, a maximum of 25% of the Options granted in an Option grant vest upon 30 days after the date granted with the remaining Options vesting equally on the next three anniversaries of the Option grant date. The value of Options granted to non-executive directors participating in the Stock Option Plan is limited to $100,000 per year; however, in July 2011, the Board of Directors amended its director compensation program such that non-executive directors now receive RSUs instead of Options (if the proposed amendments are approved at the meeting, the Stock Option Plan will be formally amended to provide that non-executive directors are ineligible to receive Options — see "Business of the Meeting — Amendment to the Stock Option Plan" on page 18 of this Circular). The number of common shares which may be reserved for issuance to any one person pursuant to Options (under the Stock Option Plan or otherwise), warrants, share purchase plans or other compensation arrangements may not exceed 5% of the outstanding common shares. Additionally, the number of common shares which may be issuable to insiders of the Company pursuant to Options (under the Stock Option Plan or otherwise), warrants, share purchase plans or other compensation arrangements, at any time, cannot exceed 10% of outstanding common shares and the number of common shares issued to insiders of the Company pursuant to Options (under the Stock Option Plan or otherwise), warrants, share purchase plans or other compensation arrangements, within any one year period, cannot exceed 10% of the outstanding common shares.

        The Stock Option Plan provides for the termination of an Option held by an Option holder in the following circumstances:

  •
  the Option expires (no later than five years after the Option was granted);

  •
  30 days after the Option holder ceases to be an employee, officer, or consultant to the Company or any subsidiary of the Company;

  •
  twelve months after the death of the Option holder; and

  •
  where such Option holder is a director, four years after the date he or she resigns or retires from the Board of Directors (provided that in no event will any Option expire later than five years after the Option was granted).

        An Option granted under the Stock Option Plan may only be assigned to eligible assignees, including a spouse, a minor child, a minor grandchild, a trust governed by a registered retirement savings plan of such participant, a corporation controlled by such participant and of which all other shareholders are eligible assignees or a family trust of which such participant is a trustee and of which all beneficiaries are eligible assignees. Assignments must be approved by the Board of Directors and any stock exchange or other authority.

        The Board of Directors may amend or revise the terms of the Stock Option Plan without the approval of shareholders as permitted by law and subject to any required approval by any stock exchange or other authority, including amendments of a "housekeeping" nature, amendments necessary to comply with applicable law

(including, without limitation, the rules, regulations and policies of the TSX), amendments respecting administration of the Stock Option Plan (provided such amendment does not entail an extension beyond the original expiry date), any amendment to the vesting provisions of the Stock Option Plan or any Option, any amendment to the early termination provisions of the Stock Option Plan or any Option, whether or not such Option is held by an insider (provided such amendment does not entail an extension beyond the original expiry date), the addition or modification of a cashless exercise feature, amendments necessary to suspend or terminate the Stock Option Plan and any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including, without limitation, the rules, regulations and policies of the TSX). No amendment or revision to the Stock Option Plan which adversely affects the rights of any Option holder under any Option granted under the Stock Option Plan can be made without the consent of the Option holder whose rights are being affected.

        In addition, no amendments to the Stock Option Plan to increase the maximum number of common shares reserved for issuance, to reduce the exercise price for any Option, to extend the term of an Option, to increase any limit on grants of Options to insiders of the Company, to amend the designation of who is an eligible participant or eligible assignee, to change the participation limits in any given year for non-executive directors (the provision will be modified if the proposed amendments to the Stock Option Plan are approved at the meeting as non-executive directors will no longer be eligible to receive options — see "Business of the Meeting — Amendment to the Stock Option Plan" on page 18 of this circular) or to grant additional powers to the Board of Directors to amend the Stock Option Plan or entitlements can be made without first obtaining the approval of the Company's shareholders. In response to a TSX staff notice regarding amendments to security based compensation arrangements, the Stock Option Plan was amended in 2007 such that where the Company has imposed a blackout period that falls within ten trading days of the expiry of an Option, such Option's expiry date shall be the tenth day following the termination of the blackout period. The Stock Option Plan does not expressly entitle participants to convert an Option into a stock appreciation right.

        Under the Stock Option Plan, only eligible persons who are not directors or officers of the Company are entitled to receive loans (on a non-recourse or limited recourse basis or otherwise), guarantees or other support arrangements from the Company to facilitate Option exercises. During 2014, no loans, guarantees or other financial assistance were provided under the Stock Option Plan.

        The total number of common shares available for issuance under the Stock Option Plan is 27,800,000 and 12,627,087 common shares have been issued in connection with the exercise of Options representing 5.9% of the Company's 215,528,460 common shares issued and outstanding as of March 12, 2015.

        The number of common shares currently available for issuance under the Stock Option Plan is 15,172,913 common shares (comprised of 12,591,612 common shares relating to Options issued but unexercised and 2,581,301 common shares relating to Options available to be issued), representing 7.0% of the Company's 215,528,460 common shares issued and outstanding as at March 12, 2015.

        In 2014, officers exercised Options to receive notional proceeds of, in aggregate, $1,323,042 (7 people) ($2,716,231.49 (3 people) in 2013; $1,185,380.50 (7 people) in 2012). In 2014, the Company received proceeds from the exercise of Options in the amount of $3,912,608 ($6,539,325 in 2013; $6,360.030 in 2012).

        The following table sets out the value vested during the most recently completed financial year of the Company of incentive plan awards granted to the Named Executive Officers.

Incentive Plan Awards Table — Value Vested or Earned During Fiscal Year 2014

Name	Option-Based Awards — Value Vested During the Year	Share-Based Awards — Value Vested During the Year	Non-Equity Incentive Plan Compensation — Value Earned During the Year
	($)	($)	($)
Sean Boyd	nil	717,015	3,000,000
David Smith	nil	358,521	460,000
Alain Blackburn	nil	358,521	490,000
Jean Robitaille	nil	378,765	430,000
Yvon Sylvestre	nil	358,798	445,000

        The following table sets out the outstanding Option awards of the Named Executive Officers as at December 31, 2014.

Outstanding Incentive Plan Awards Table

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options	Option Exercise Price	Option Expiration Date	Value of Unexercised In-The-Money Options(1)	Number of Shares or Units of Shares that have not Vested	Market or Payout Value of Share Based Awards that have not Vested(1)	Market or Payout Value of Vested Share Based Awards not Paid Out or Distributed
	(#)	($)		($)	(#)	($)	($)
Sean Boyd	300,000	56.92	1/4/2015	nil	200,541	5,779,646	nil
	240,000	76.60	1/4/2016	nil
	162,500	37.05	1/3/2017	nil
David Smith	65,000	56.92	1/4/2015	nil	19,603	566,919	nil
	60,000	76.60	1/4/2016	nil
	75,000	37.05	1/7/2017	nil
	100,000	52.13	1/3/2018	nil
	86,250	28.03	1/3/2019	76,763
Alain Blackburn	100,000	56.92	1/4/2015	nil	19,603	566,919	nil
	60,000	76.60	1/4/2016	nil
	75,000	37.05	1/3/2017	nil
	75,000	52.13	1/3/2018	nil
	90,000	28.03	1/3/2019	80,100
Jean Robitaille	75,000	56.92	1/4/2015	nil	19,603	566,919	nil
	60,000	76.60	1/4/2016	nil
	75,000	37.05	1/5/2017	nil
	75,000	52.13	1/3/2018	nil
	95,000	28.03	1/3/2019	80,100
Yvon Sylvestre	30,000	56.92	1/4/2015	nil	19,603	566,919	nil
	40,000	76.60	1/4/2016	nil
	40,000	37.05	1/3/2017	nil
	35,000	35.27	2/20/2017	nil
	75,000	52.13	1/3/2018	nil
	90,000	28.03	1/3/2019	80,100

(1)
Based on a closing price of the Company's common shares on the TSX of $28.92 on December 31, 2014. On December 31, 2014, the Noon Buying Rate was C$1.00 equals US$0.9402.

        The following table sets out, as at March 12, 2015, compensation plans under which equity securities of the Company are authorized for issuance from treasury. The information has been aggregated by plans approved by shareholders and plans not approved by shareholders (of which there are none).

Equity Compensation Plan Information

Plan Category	Number of securities to be issued on exercise of outstanding options		Weighted average exercise price of outstanding options		Weighted average remaining term of outstanding options	Number of securities remaining available for future issuances under equity compensation plans		Number of equity awards outstanding other than stock options
Equity compensation plans approved by shareholders	12,576,810	(1)	$48.20	(2)	3.02 years(3)	4,291,933	(4)	nil	(5)
Equity compensation plans not approved by shareholders	nil		nil		nil	nil		nil

(1)
As at December 31, 2014, the number of securities to be issued on exercise of outstanding options was 11,913,210.

(2)
As at December 31, 2014, the weighted average exercise price of outstanding options was $56.02.

(3)
As at December 31, 2014, the weighted average remaining term of outstanding options was 2.23 years.

(4)
This number includes the common shares available for issuance under the Stock Option Plan (2,581,301) and the Incentive Share Purchase Plan (1,412,186). As at December 31, 2014, the number of securities remaining available for future issuances under all equity compensation plans was 5,007,462 which includes the common shares available for issuance under the Stock Option Plan (3,595,276) and the Incentive Share Purchase Plan (1,412,186).

(5)
As at December 31, 2014, there were no outstanding equity awards other than stock options.

Incentive Share Purchase Plan

        In 1997, the shareholders of the Company approved the Incentive Share Purchase Plan to encourage directors, officers and full-time employees of the Company to purchase common shares of the Company. In 2009, the Incentive Share Purchase Plan was amended to prohibit non-executive directors from participating in the plan. Full-time employees who have been continuously employed by the Company or its subsidiaries for at least twelve months are eligible at the beginning of each fiscal year to elect to participate in the Incentive Share Purchase Plan. Eligible employees may contribute up to 10% of their base annual salary through monthly payroll deductions or quarterly payments by cheque. The Company makes a matching contribution equal to no more than 50% of the participant's contributions to the Incentive Share Purchase Plan. On March 31, June 30, September 30 and December 31 of each year (or if such day is not a business day, on the immediately following business day), the Company issues common shares to each participant equal in value to the total contributions on the participant's behalf under the Incentive Share Purchase Plan (i.e., participant and Company contributions) converted into common shares at the "Market Price" on the date of issuance (rounded down to the lowest number of whole common shares). For the purposes of the Incentive Share Purchase Plan, the "Market Price" is the simple average of the high and low trading prices of the Company's common shares on the TSX for the 5-day trading period immediately prior to the issuance date (or, if the common shares did not trade on the TSX, the simple average of the high and low trading prices of the common shares on the NYSE during such 5-day trading period, or if the common shares did not trade on the TSX or NYSE, the simple average of the high and low trading prices of the common shares on a stock exchange in Canada where the common shares are listed during such 5-day period, or if the common shares do not trade on any such stock exchange, the simple average of the bid and ask prices of the common shares on the TSX during such 5-day trading period).

        There is a one-year restricted period during which the participant is not permitted to sell, transfer or otherwise dispose of the common shares acquired through the Incentive Share Purchase Plan. During the one-year restricted period participants will have the right to (i) exercise the votes attached to the participant's common shares, (ii) all cash dividends declared and paid in respect of the participant's common shares and (iii) transfer, sell or tender any or all of the participant's common shares pursuant to a bona fide third party take-over bid. The one-year restricted period will commence on the date the common shares are issued to the participant under the Incentive Share Purchase Plan. The CEO will have discretion to waive the one-year restricted period in respect of the common shares issued under the Incentive Share Purchase Plan held by all participants other than the CEO. The Compensation Committee will have discretion to waive the one-year restricted period in respect of the common shares issued under the Incentive Share Purchase Plan held by the CEO. All restrictions on the sale, transfer or other disposal of common shares issued under the Incentive Share Purchase Plan immediately lapse on termination of employment or death. The one-year restricted period for common shares acquired through the Incentive Share Purchase Plan will not be applicable to U.S. participants.

        A participant's participation in the Incentive Share Purchase Plan ceases on termination of employment (whether voluntary or involuntary) or in the event of the death of the participant. The Incentive Share Purchase Plan permits the CEO to grant permission to participants (other than the CEO) to withdraw from the Incentive Share Purchase Plan during a plan year for which the participant has elected to participate. The Compensation Committee will have the ability to grant permission to the CEO to withdraw from the Incentive Share Purchase Plan in a plan year for which the CEO has elected to participate. In the event of a subdivision, consolidation or reclassification of the Company's common shares or other capital adjustment, the number of common shares reserved for issuance under the Incentive Share Purchase Plan may be adjusted accordingly and any other adjustments may be made as deemed necessary or reasonable by the Compensation Committee.

        Examples of amendments to the Incentive Share Purchase Plan that will require shareholder approval include: (i) amendments to the amending provisions, (ii) amendments to increase the maximum number of common shares reserved for issuance under the Incentive Share Purchase Plan, (iii) amendments to the contribution limits for participants, and (iv) amendments to the contribution limits for the Company. Examples of amendments that may be made by the Compensation Committee without shareholder approval will include, but are not limited to: (i) amendments to ensure continuing compliance with applicable laws and regulations, (ii) amendments of a housekeeping nature, (iii) amendments to change the class of participants eligible to participate in the Incentive Share Purchase Plan, (iv) amendments to change the terms of any financial assistance provided to participants, and (v) amendments to change the restrictions on the sale, transfer or other disposal of common shares.

        The Company provides loans to participants (excluding directors and officers of the Company) to facilitate the purchase of common shares by the participant under the Incentive Share Purchase Plan. Each loan is evidenced by a promissory note with a maximum term of ten years. Each loan will become due and payable on the earliest of: (i) the maturity date of the loan; (ii) the second anniversary of the participant's termination of employment; and (iii) the date the participant becomes a director or officer of the Company. The common shares purchased by the participant under the Incentive Share Purchase Plan are pledged as security for the amounts loaned by the Company to the participant.

        In 2014, the shareholders of the Company approved an amendment to the Incentive Share Purchase Plan to increase the number of common shares available under such plan to 6,100,000 common shares. Of the 6,100,000 common shares approved, the Company has, as at March 12, 2015, 1,412,186 common shares remaining for issuance under the Incentive Share Purchase Plan, representing 0.7% of the common shares issued and outstanding as of March 12, 2015.

        For details on the proposed amendments to the Incentive Share Purchase Plan, please refer to "Amendment to Incentive Share Purchase Plan" on page 18 of this Circular.

Pension Plan Benefits

        The Company's basic defined contribution pension plan (the "Basic Plan") provides pension benefits to employees of the Company generally, including the Named Executive Officers. Under the Basic Plan, the Company contributes an amount equal to 5% of each employee's pensionable earnings (including salary and annual incentive compensation) to the Basic Plan. The Company's contributions cannot exceed the money purchase limit, as defined in the Income Tax Act (Canada). Upon termination of employment, the Company's contribution to the Basic Plan ceases and the participant is entitled to a pension benefit in the amount of the account balance under the Basic Plan. Contributions to the Basic Plan are invested in a variety of funds offered by the plan administrator, at the direction of the participant.

        In addition to the Basic Plan, effective January 1, 2008, in line with the Company's compensation policy that compensation must be competitive in order to help attract and retain the executives needed to lead and grow the Company's business and to address the weakness of the Company's retirement benefits when compared to its peers in the gold production industry, the Company adopted a supplemental defined contribution plan (the "Supplemental Plan") for executives at the level of Vice-President or above. On December 31 of each year, the Company credits each executive's account an amount equal to 15% of the executive's pensionable earnings for the year (including salary and annual incentive compensation), less the Company's contribution to the Basic Plan. In addition, on December 31 of each year, the Company will credit each executive's account a notional investment return equal to the balance of such executive's account at the beginning of the year multiplied by the yield rate for Government of Canada marketable bonds with average yields over ten years. Upon retirement, after attaining the minimum age of 55, the executive's account will be paid out in either (a) five annual installments subsequent to the date of retirement, or (b) by way of lump sum payment, at the executive's option. If the executive's employment is terminated prior to reaching the age of 55, such executive will receive, by way of lump sum payment, the total amount credited to his or her account.

        The individual Retirement Compensation Arrangement Plan (the "Executives Plan") for Mr. Boyd provides pension benefits which are generally equal (on an after-tax basis) to what the pension benefits would be if they were provided directly from a registered pension plan. There are no pension benefit limits under the Executives Plan. The Executives Plan provides an annual pension at age 60 equal to 2% of Mr. Boyd's final three-year average pensionable earnings for each year of continuous service with the Company, less the annual pension payable under the Basic Plan. The pensionable earnings for the purposes of the Executives Plan consists of all basic remuneration and do not include benefits, bonuses, automobile or other allowances, or unusual payments. Payments under the Executives Plan are secured by a letter of credit from a Canadian chartered bank. Mr. Boyd may retire early, any time after reaching age 55, with a benefit based on service and final average earnings at the date of retirement, with no early retirement reduction. The Company does not have a policy to grant extra years of service under its pension plans.

        The following table sets out the benefits to Mr. Boyd and the associated costs to the Company in excess of the costs under the Company's Basic Plan.

Defined Benefit Plan Table

		Annual Benefits Accrued
				Accrued Obligation at the Start of the Year(2)
Name	Number of Years of Service(1)	At Year End(1)	At age 60		Compensatory Change(3)	Non- Compensatory Change(4)	Accrued Obligation at Year End(5)
	(#)	($)	($)	($)	($)	($)	($)
Sean Boyd	29	897,600	1,013,500	10,157,900	(16,700)	2,038,500	12,179,700

(1)
As at December 31, 2014.

(2)
The actuarial valuation methods and assumptions that the Company applied in quantifying the accrued obligation at the start of the year are the same as those set out in note 16] to the Company's annual audited consolidated financial statements for the year ended December 31, 2014.

(3)
Includes the value of the pension earned during the year, the impact of any plan amendments and of any differences between actual and assumed compensation.

(4)
Includes the impact of interest accruing on the beginning-of-year obligation and changes in the actuarial assumptions and other experience gains and losses.

(5)
The actuarial valuation methods and assumptions that the Company applied in quantifying the accrued obligation at year end are the same as those set out in note 16 to the Company's annual audited consolidated financial statements for the year ended December 31, 2014.

        The following tables set out summary information about the Basic Plan and the Supplemental Plan for each of the Named Executive Officers as at December 31, 2014.

Defined Contribution Plan Table — Basic Plan

Name	Accumulated Value at Start of Year	Compensatory(1)	Non- Compensatory(2)	Accumulated Value at Year End
	($)	($)	($)	($)
Sean Boyd	543,936	24,930	46,287	615,153
David Smith	195,820	24,930	25,984	246,734
Alain Blackburn	431,227	24,930	42,034	498,191
Jean Robitaille	386,642	24,930	35,198	446,770
Yvon Sylvestre	168,482	24,930	15,921	209,333

(1)
Includes the total amount contributed by the Company to the member's account during 2014.

(2)
Includes all investment income earned on the member's account balances during 2014.

Defined Contribution Plan Table — Supplemental Plan

Name	Accumulated Value at Start of Year	Compensatory(1)	Non- Compensatory(2)	Accumulated Value at Year End
	($)	($)	($)	($)
Sean Boyd(3)	nil	nil	nil	nil
David Smith	448,427	122,070	9,955	580,452
Alain Blackburn	544,133	119,820	12,080	676,033
Jean Robitaille	487,968	107,070	10,833	605,871
Yvon Sylvestre	199,790	106,770	4,435	310,995

(1)
Includes the total amount notionally credited by the Company to the member's account during 2014. There was no above market investment income credited under the Supplemental Plan.

(2)
Includes all investment income earned on the member's notional account balances during 2014.

(3)
Mr. Boyd does not participate in the Supplemental Plan.

Employment Contracts/Termination Arrangements

        The Company has employment agreements with all of its executives that provide for an annual base salary, bonus and certain pension, health, dental and other insurance and automobile benefits. These amounts may be increased at the discretion of the Board of Directors upon the recommendation of the Compensation Committee. For the 2014 base salary for each Named Executive Officer, see "Summary Compensation Table" above. If the individual agreements are terminated other than for cause, death or disability, or upon their resignation following certain events, all of the Named Executive Officers would be entitled to a payment equal to two and one-half times their annual base salary at the date of termination plus an amount equal to two and one-half times their annual incentive compensation (averaged over the preceding two years but not including Options) and a continuation of benefits for up to two and one-half years (or, at the election of the employee, the amount equal to the Company's cost in providing such benefits) or until the individual commences new employment. Certain events that would trigger a severance payment are:

  •
  termination of employment without cause;

  •
  substantial alteration of responsibilities;

  •
  reduction of base salary or benefits;

  •
  office relocation of greater than 100 kilometres;

  •
  failure to obtain a satisfactory agreement from any successor to assume the individual's employment agreement or provide the individual with a comparable position, duties, salary and benefits; or

  •
  any change in control of the Company.

        These employment agreements have been in existence, and the termination provisions in place, for many years. The Company does not believe it is appropriate to unilaterally amend existing agreements but does take into consideration current corporate governance best practices when entering into new employment agreements.

        If a severance payment triggering event had occurred on December 31, 2014, the severance payments that would be payable to each of the Named Executive Officers, would be approximately as follows: Mr. Boyd — $11,083,962; Mr. Smith — $2,451,020; Mr. Blackburn — $2,375,684; Mr. Robitaille — $2,306,143; and Mr. Sylvestre — $2,288,990.

Succession Planning

        The Company continually evaluates succession plans for its executive management team and takes pro-active steps to ensure potential succession candidates have the requisite skills and experience to transition to new roles. This includes inviting potential successors to formal Board of Directors or Committee meetings where they make presentations and engage in discussions with directors and encouraging them to attend informal social functions where they may interact with directors in a more relaxed setting. This allows directors to make a comprehensive assessment of such candidates.

        The CEO prepares succession planning reports on executive management team members and discusses succession matters in in camera sessions with the Compensation Committee and the Board of Directors. The Board of Directors is responsible for:

  (a)
  ensuring there is an orderly succession plan for the position of the CEO;

  (b)
  reviewing and approving the CEO's succession planning report for each of his direct reports and the executive management team;

  (c)
  ensuring the succession plan includes a process that would respond to an emergency situation which required an immediate replacement of the incumbent CEO or any of his direct reports; and

  (d)
  ensuring that the CEO has a succession planning process in place for other members of executives in key positions.

Indebtedness of Directors and Officers

        There is no outstanding indebtedness to the Company by any of its officers or directors. The Company's policy is not to make any loans to directors or officers.

Additional Items

Corporate Governance

        Under the rules of the Canadian Securities Administrators (the "CSA"), the Company is required to disclose information relating to its system of corporate governance. The Company's corporate governance disclosure is set out in Appendix A to this Circular. In addition to describing the Company's governance practices with reference to the CSA rules, Appendix A to this Circular indicates how these governance practices align with the requirements and U.S. Securities and Exchange Commission regulations under SOX and the standards of the NYSE.

Directors' and Officers' Liability Insurance

        The Company has purchased, at its expense, directors' and officers' liability insurance policies to provide insurance against possible liabilities incurred by its directors and officers in their capacity as directors and officers of the Company. The premium for these policies for the period from December 31, 2014 to December 31, 2015 is US$838,258. The policies provide coverage of up to $150 million per occurrence to a maximum of $150 million per annum. There is no deductible for directors and officers and a $2,500,000 deductible for each claim made by the Company ($2,500,000 million deductible for securities claims). The insurance applies in circumstances where the Company may not indemnify its directors and officers for their acts or omissions.

Additional Information

        The Company is a reporting issuer under the securities acts of each of the provinces of Canada and a registrant under the United States Securities Exchange Act of 1934 and is therefore required to file certain documents with various securities commissions. Additional financial information for the Company's most recently completed financial year is provided in the Audited Annual Financial Statements and Management's Discussion and Analysis referred to below. To obtain a copy of any of the following documents, please contact the Vice-President, Investor Relations:

  •
  the Company's most recent Annual Information Form;

  •
  the Company's Audited Annual Financial Statements and Management's Discussion and Analysis for the year ended December 31, 2014;

  •
  any interim financial statements of the Company subsequent to the financial statements for the year ended December 31, 2014; and

  •
  this Management Information Circular.

        Alternatively, these documents may be viewed at the Company's website at www.agnicoeagle.com, on the SEDAR website at www.sedar.com or on the EDGAR website at www.sec.gov.

        Information concerning the Company's Audit Committee, required to be provided by National Instrument 51-110F1, can be found in the Company's Annual Information Form which may be obtained as described above.

General

        Management knows of no matters to come before the meeting other than matters referred to in this Circular. However, if any other matters which are not now known to management should properly come before the meeting, the proxy will be voted on such matters in accordance with the best judgment of the person or persons voting the proxy.

Directors' Approval

        The Board of Directors of the Company has approved the content and sending of this Management Information Circular.

March 12, 2015

R. GREGORY LAING General Counsel, Senior Vice-President, Legal and Corporate Secretary

 APPENDIX A

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

        The Board and management have been following the developments in corporate governance requirements and best practices standards in both Canada and the United States. As these requirements and practices have evolved, the Company has responded in a positive and proactive way by assessing its practices against these requirements and modifying, or targeting for modification, practices to bring them into compliance with these corporate governance requirements and best practices standards. The Company revises, from time to time, the Board Mandate and the charters for the Audit Committee, the Compensation Committee, the Corporate Governance Committee and the Health, Safety, Environment and Sustainable Development Committee to reflect the new and evolving corporate governance requirements and what it believes to be best practices standards in Canada and the United States.

        The Board believes that effective corporate governance contributes to improved corporate performance and enhanced shareholder value. The Company's governance practices reflect the Board's assessment of the governance structure and process which can best serve to realize these objectives in the Company's particular circumstance. The Company's governance practices are subject to review and evaluation through the Board's Corporate Governance Committee to ensure that, as the Company's business evolves, changes in structure and process necessary to ensure continued good governance are identified and implemented.

        The Company is required under the rules of the Canadian Securities Administrators (the "CSA") to disclose its corporate governance practices and provide a description of the Company's system of corporate governance. This Statement of Corporate Governance Practices has been prepared by the Board's Corporate Governance Committee and approved by the Board.

Board of Directors

Director Independence

        The Board consists of twelve directors. The Board has made an affirmative determination that eleven of its twelve current members are "independent" within the meaning of the CSA rules and the standards of the New York Stock Exchange. With the exception of Mr. Boyd, all directors are independent of management. All directors are free from any interest or any business that could materially interfere with their ability to act as a director with a view to the best interests of the Company. In reaching this determination, the Board considered the circumstances and relationships with the Company and its affiliates of each of its directors. In determining that all directors except Mr. Boyd are independent, the Board took into consideration the facts that none of the remaining directors is an officer or employee of the Company or party to any material contract with the Company and that none receives remuneration from the Company other than directors' fees and Option grants for service on the Board. Mr. Boyd is considered related because he is an officer of the Company.

        The Board may meet independently of management at the request of any director or may excuse members of management from all or a portion of any meeting where a potential conflict of interest arises or where otherwise appropriate. The Board also meets without management before or after each Board meeting, including after each Board meeting held to consider interim and annual financial statements. In 2014, the Board met without management at each Board meeting, being eight separate occasions, including the four regularly scheduled quarterly meetings.

        To promote the exercise of independent judgment by directors in considering transactions and agreements, any director or officer who has a material interest in the matter being considered may not be present for discussions relating to the matter and any such director may not participate in any vote on the matter.

        Additional information on each director standing for election, including other public company boards on which they serve and their attendance record for all Board and Committee meetings during 2014, can be found on pages 5 to 11 of the Circular.

Chairman

        Mr. Nasso is the Chairman of the Board and Mr. Boyd is the Vice-Chairman, President and Chief Executive Officer of the Company. Mr. Nasso is not a member of management. The Board believes that the separation of the offices of Chairman and Chief Executive Officer enhances the ability of the Board to function independently of management and does not foresee that the offices of Chairman and Chief Executive Officer will be held by the same person.

        The Board has adopted a position description for the Chairman of the Board. The Chairman's role is to provide leadership to directors in discharging their duties and obligations as set out in the mandate of the Board. The specific responsibilities of the Chairman include providing advice, counsel and mentorship to the Chief Executive Officer, appointing the Chair of each of the Board's committees and promoting the delivery of information to the members of the Board on a timely basis to keep them fully apprised of all matters which are material to them at all times. The Chairman's responsibilities also include scheduling, overseeing and presiding over meetings of the Board and presiding over meetings of the Company's shareholders.

Board Mandate

        The Board's mandate is to provide stewardship of the Company, to oversee the management of the Company's business and affairs, to maintain its strength and integrity, to oversee the Company's strategic direction, its organization structure and succession planning of senior management and to perform any other duties required by law. The Board's strategic planning process consists of an annual review of the Company's future business plans and, from time to time (and at least annually), a meeting focused on strategic planning matters. As part of this process, the Board reviews and approves the corporate objectives proposed by the Chief Executive Officer and advises management on the development of a corporate strategy to achieve those objectives. The Board also reviews the principal risks inherent in the Company's business, including environmental, industrial and financial risks, and assesses the systems to manage these risks. The Board also monitors the performance of senior management against the business plan through a periodic review process (at least every quarter) and reviews and approves promotion and succession matters.

        The Board holds management responsible for the development of long-term strategies for the Company. The role of the Board is to review, question, validate and ultimately approve the strategies and policies proposed by management. The Board relies on management to perform the data gathering, analysis and reporting functions which are critical to the Board for effective corporate governance. In addition, the Vice-Chairman, President and Chief Executive Officer, the Senior Vice-President, Finance and Chief Financial Officer, the Senior Vice-President, Corporate Development, the Senior Vice-President, Exploration and the Senior Vice-Presidents responsible for operational matters report to the Board at least every quarter on the Company's progress in the preceding quarter and on the strategic, operational and financial issues facing the Company.

        Management is authorized to act, without Board approval, on all ordinary course matters relating to the Company's business. Management seeks the Board's prior approval for significant changes in the Company's affairs such as major capital expenditures, financing arrangements and significant acquisitions and divestitures. Board approval is required for any venture outside of the Company's existing businesses and for any change in senior management. Recommendations of committees of the Board require the approval of the full Board before being implemented. In addition, the Board oversees and reviews significant corporate plans and initiatives, including the annual business plans and budget and significant matters of corporate strategy or policy. The Company's authorization policy and risk management policy ensure compliance with good corporate governance practices. Both policies formalize controls over the management or other employees of the Company by stipulating internal approval processes for transactions, investments, commitments and expenditures and, in the case of the risk management policy, establishing objectives and guidelines for metal price hedging, foreign exchange and short-term investment risk management and insurance. The Board, directly and through its Audit Committee, also assesses the integrity of the Company's internal control and management information systems.

        The Board oversees the Company's approach to communications with shareholders and other stakeholders and approves specific communications initiatives from time to time. The Company conducts an active investor relations program. The program involves responding to shareholder inquiries, briefing analysts and fund managers with respect to reported financial results and other announcements by the Company and meeting with individual investors and other stakeholders. Senior management reports regularly to the Board on these matters. The Board reviews and approves the Company's major communications with shareholders and the public, including quarterly and annual financial results, the annual report and the management information circular. The Board has approved a Disclosure Policy which establishes standards and procedures relating to contacts with analysts and investors, news releases, conference calls, disclosure of material information, trading restrictions and blackout periods.

        The Board's mandate is posted on the Company's website at www.agnicoeagle.com.

Position Descriptions

Chief Executive Officer

        The Board has adopted a position description for the Chief Executive Officer, who has full responsibility for the day-to-day operation of the Company's business in accordance with the Company's strategic plan and current year operating and capital expenditure budgets as approved by the Board. In discharging his responsibility for the day-to-day operation of the Company's business, subject to the oversight by the Board, the Chief Executive Officer's specific responsibilities include:

  •
  providing leadership and direction to the other members of the Company's senior management team;

  •
  fostering a corporate culture that promotes ethical practices and encourages individual integrity;

  •
  maintaining a positive and ethical work climate that is conducive to attracting, retaining and motivating top-quality employees at all levels;

  •
  working with the Chairman in determining the matters and materials that should be presented to the Board;

  •
  together with the Chairman, developing and recommending to the Board a long-term strategy and vision for the Company that leads to enhancement of shareholder value;

  •
  developing and recommending to the Board annual business plans and budgets that support the Company's long-term strategy;

  •
  ensuring that the day-to-day business affairs of the Company are appropriately managed;

  •
  consistently striving to achieve the Company's financial and operating goals and objectives;

  •
  designing or supervising the design and implementation of effective disclosure and internal controls;

  •
  maintaining responsibility for the integrity of the financial reporting process;

  •
  seeking to secure for the Company a satisfactory competitive position within its industry;

  •
  ensuring that the Company has an effective management team below the level of the Chief Executive Officer and has an active plan for management development and succession;

  •
  ensuring, in cooperation with the Chairman and the Board, that there is an effective succession plan in place for the position of Chief Executive Officer; and

  •
  serving as the primary spokesperson for the Company.

        The Chief Executive Officer is to consult with the Chairman on matters of strategic significance to the Company and alert the Chairman on a timely basis of any material changes or events that may impact upon the risk profile, financial affairs or performance of the Company.

Chairs of Board Committees

        The Board has adopted written position descriptions for each of the Chairs of the Board's committees, which include the Audit Committee, the Corporate Governance Committee, the Compensation Committee and the Health, Safety, Environment and Sustainable Development Committee. The role of each of the Chairs is to ensure the effective functioning of his or her committee and provide leadership to its members in discharging the mandate as set out in the committee's charter. The responsibilities of each Chair include, among others:

  •
  establishing procedures to govern his or her committee's work and ensure the full discharge of its duties;

  •
  chairing every meeting of his or her committee and encouraging free and open discussion at such meetings;

  •
  reporting to the Board on behalf of his or her committee; and

  •
  attending every meeting of shareholders and responding to such questions from shareholders as may be put to the Chair of his or her committee.

        Each of the Chairs is also responsible for carrying out other duties as requested by the Board, depending on need and circumstances.

Orientation and Continuing Education

        The Corporate Governance Committee is responsible for overseeing the development and implementation of orientation programs for new directors and continuing education for all directors.

        The Company maintains a collection of director orientation materials, which include the Board Mandate, the charters of the Board's committees, a memorandum on the duties of a director of a public company and a glossary of mining and accounting terms, as well as copies of the Company's other corporate governance policies, strategic and financial plans, and the Company's most recent continuous disclosure filings. A copy of such materials is given to each director and updated periodically.

        The Company holds periodic educational sessions with its directors and legal counsel to review and assess the Board's corporate governance policies. This allows new directors to become familiar with the corporate governance policies of the Company as they relate to its business. In addition, the Company provides extensive reports on all operations to the directors at each quarterly Board meeting and endeavors to conduct yearly site tours for the directors at a different mine or project site each year.

        For instance, during 2014, in addition to the quarterly Board and Committee meetings where comprehensive updates are provided, the Board attended a full day site visit on October 28 to the newly acquired Canadian Malartic mine (tours of the mine site and mill and presentations by mine management), attended an educational update session during the afternoon of July 29 (presentations on technical matters by mining engineers and on factors affecting the gold market by an industry expert) and attended one day of management presentations on operational, development and exploration updates as well as financial and legal matters on December 10. Periodic briefings, site visits and development sessions also underpin and support the Board of Directors' work in monitoring and overseeing progress towards the Company's objectives and strategies and assist in continuously building directors' knowledge to ensure the Board of Directors and its Committees remain up to date with developments and trends within our business and operating segments, as well as developments within the markets and mining industry within which we operate.

        Under the supervision of the Corporate Governance Committee, an annual review and assessment with each individual director is conducted that addresses the performance of the Board, the Board's committees and each of the directors. These assessments help identify opportunities for continuing Board and director development. In addition, it is open to any director to take a continuing education course related to the skill and knowledge necessary to meet his or her obligations as a director at the expense of the Company.

Ethical Business Conduct

        The Board has adopted a Code of Business Conduct and Ethics and an Anti-Corruption and Anti-Bribery Policy, which provide a framework for directors, officers and employees on the conduct and ethical decision making integral to their work. In addition, the Board has adopted a Code of Business Conduct and Ethics for Consultants and Contractors. The Audit Committee is responsible for monitoring compliance with these codes of ethics and policy and any waivers or amendments thereto can only be made by the Board or a Board committee. These codes and the policy are available on www.sedar.com.

        The Board has also adopted a Confidential Anonymous Complaint Reporting Policy, which provides procedures for officers and employees who believe that a violation of the Code of Business Conduct and Ethics or Anti-Corruption and Anti-Bribery Policy has occurred to report this violation on a confidential and anonymous basis. Complaints can be made internally to the General Counsel, Senior Vice-President, Legal and Corporate Secretary or the Senior Vice-President, Finance and Chief Financial Officer. Complaints can also be made anonymously by telephone, e-mail or postal letter through a hotline provided by an independent third party service provider. The General Counsel, Senior Vice-President, Legal and Corporate Secretary periodically submits a report to the Audit Committee regarding the complaints, if any, received through these procedures.

        The Board believes that providing a procedure for employees and officers to raise concerns about ethical conduct on an anonymous and confidential basis fosters a culture of ethical conduct within the Company.

Nomination of Directors

        The Corporate Governance Committee, which is comprised entirely of independent directors, is responsible for participating in the recruitment and recommendation of new nominees for appointment or election to the Board. When considering a potential candidate, the Corporate Governance Committee considers the diversity, qualities and skills that the Board, as a whole, should have and assesses the competencies and skills of the current members of the Board, including diversity criteria established under the Board of Directors Diversity Policy as discussed in greater detail in the Circular under "Board of Directors Governance Matters". Based on the talent already represented on the Board, the Corporate Governance Committee then identifies the specific skills, personal qualities or experiences that a candidate should possess in light of the opportunities and risks facing the Company. The Corporate Governance Committee may maintain a list of potential director candidates for its future consideration and may engage outside advisors to assist in identifying potential candidates. Potential candidates are screened to ensure that they possess the requisite qualities, including integrity, business judgment and experience, business or professional expertise, independence from management, international experience, financial literacy, excellent communications skills, diversity and the ability to work well in a team situation. The Corporate Governance Committee also considers the existing commitments of a potential candidate to ensure that such candidate will be able to fulfill his or her duties as a Board member.

Compensation

        Remuneration is paid to the Company's directors based on several factors, including time commitments, risk, workload and responsibility demanded by their positions. The Compensation Committee periodically reviews and fixes the amount and composition of the compensation of directors. For a summary of remuneration paid to directors, please see "Section 2: Business of the Meeting — Compensation of Directors and Other Information" in the Circular and the description of the Compensation Committee below.

Board Committees

        The Board has four Committees: the Audit Committee, the Compensation Committee, the Corporate Governance Committee and the Health, Safety, Environment and Sustainable Development Committee.

Audit Committee

        The Audit Committee is composed entirely of directors who are unrelated to and independent from the Company (currently, Dr. Baker (Chair), Mr. Kraft, Mr. Leiderman and Dr. Riley), each of whom is financially literate, as the term is used in the CSA's Multilateral Instrument 52-110 — Audit Committees. In addition, Mr. Leiderman and Mr. Kraft are Chartered Accountants; Mr. Leiderman is currently in private practice and Mr. Kraft, while retired, remains active in the profession and the Board has determined that both of them qualify as audit committee financial experts, as the term is defined in the rules of the United States Securities and Exchange Commission (the "SEC"). The education and experience of each member of the Audit Committee is set out under "Section 2: Business of the Meeting — Nominees for Election to the Board of Directors" in the Circular. Fees paid to the Company's auditors, Ernst & Young LLP, are set out under "Section 2: Business of the Meeting — Appointment of Auditors" in the Circular. The Audit Committee met five times in 2014.

        The Audit Committee has two primary objectives. The first is to advise the Board of Directors in its oversight responsibilities regarding:

  •
  the quality and integrity of the Company's financial reports and information;

  •
  the Company's compliance with legal and regulatory requirements;

  •
  the effectiveness of the Company's internal controls for finance, accounting, internal audit, ethics and legal and regulatory compliance;

  •
  the performance of the Company's auditing, accounting and financial reporting functions;

  •
  the fairness of related party agreements and arrangements between the Company and related parties; and

  •
  the independent auditors' performance, qualifications and independence.

        The second primary objective of the Audit Committee is to prepare the reports required to be included in the management information circular in accordance with applicable laws or the rules of applicable securities regulatory authorities.

        The Board has adopted an Audit Committee charter, which provides that each member of the Audit Committee must be unrelated to and independent from the Company as determined by the Board in accordance with the applicable requirements of the laws governing the Company, the stock exchanges on which the Company's securities are listed and applicable securities regulatory authorities. In addition, each member must be financially literate and at least one member of the Audit Committee must be an audit committee financial expert, as the term is defined in the rules of the SEC. The Audit Committee must pre-approve all audit and permitted non-audit services to be provided by the external auditors to the Company.

        The Audit Committee is responsible for reviewing all financial statements prior to approval by the Board, all other disclosure containing financial information and all management reports which accompany any financial statements. The Audit Committee is also responsible for all internal and external audit plans, any recommendation affecting the Company's internal controls, the results of internal and external audits and any changes in accounting practices or policies. The Audit Committee reviews any accruals, provisions, estimates or related party transactions that have a significant impact on the Company's financial statements and any litigation, claim or other contingency that could have a material effect upon the Company's financial statements. In addition, the Audit Committee is responsible for assessing management's programs and policies relating to the adequacy and effectiveness of internal controls over the Company's accounting and financial systems. The Audit Committee reviews and discusses with the Chief Executive Officer and Chief Financial Officer the procedures undertaken in connection with their certifications for annual filings in accordance with the requirements of applicable securities regulatory authorities. The Audit Committee is also responsible for recommending to the Board the external auditor to be nominated for shareholder approval who will be responsible for preparing audited financial statements and completing other audit, review or attest services. The Audit Committee also recommends to the Board the compensation to be paid to the external auditor and directly oversees its work. The Company's external auditor reports directly to the Audit Committee. The Audit Committee reports directly to the Board of Directors.

        The Audit Committee is entitled to retain (at the Company's expense) and determine the compensation of any independent counsel, accountants or other advisors to assist the Audit Committee in its oversight responsibilities.

Compensation Committee

        The Compensation Committee is composed entirely of directors who are unrelated to and independent from the Company (currently, Mr. Gemmell (Chair), Ms. Celej, Mr. Roberts and Mr. Stockford). The Compensation Committee met five times in 2014.

        The Compensation Committee is responsible for, among other things:

  •
  recommending to the Board policies relating to compensation of the Company's executive officers;

  •
  recommending to the Board the amount and composition of annual compensation to be paid to the Company's executive officers;

  •
  matters relating to pension, option, restricted share unit ("RSU") and other incentive plans for the benefit of executive officers;

  •
  administering the Stock Option Plan and RSU Plan;

  •
  reviewing and fixing the amount and composition of annual compensation to be paid to members of the Board and committees; and

  •
  reviewing and assessing the design and competitiveness of the Company's compensation and benefits programs generally.

        The Compensation Committee reports directly to the Board. The charter of the Compensation Committee provides that each member of the Compensation Committee must be unrelated and independent.

        The Board considers Messrs. Gemmell and Stockford particularly well-qualified to serve on the Compensation Committee given the expertise they have accrued during their business careers: Mr. Gemmell as a senior manager of divisions of a major financial services company (where part of his duties included assessing personnel and setting compensation rates) and Mr. Stockford as a former senior executive of an international mining company (where part of his duties included input of the establishment of appropriate compensation structures for the organization).

Corporate Governance Committee

        The Corporate Governance Committee is composed entirely of directors who are unrelated to and independent from the Company (currently, Mr. Voutilainen (Chair), Mr. Kraft, Mr. Nasso and Mr. Roberts). The Corporate Governance Committee met four times in 2014.

        The Corporate Governance Committee is responsible for, among other things:

  •
  evaluating the Company's governance practices;

  •
  developing its response to the Company's Statement of Corporate Governance and recommending changes to the Company's governance structures or processes as it may from time to time consider necessary or desirable;

  •
  reviewing on an annual basis the charters of the Board and of each committee of the Board and recommending any changes;

  •
  assessing annually the effectiveness of the Board as a whole and recommending any changes;

  •
  reviewing on a periodic basis the composition of the Board to ensure that there remain an appropriate number of independent directors; and

  •
  participating in the recruitment and recommendation of new nominees for appointment or election to the Board.

        The Corporate Governance Committee also provides a forum for a discussion of matters not readily discussed in a full Board meeting. The charter of the Corporate Governance Committee provides that each member of the Corporate Governance Committee must be independent, as such term is defined in the CSA rules.

Health, Safety, Environment and Sustainable Development Committee

        The Health, Safety, Environment and Sustainable Development Committee is comprised of three directors who are unrelated to and independent from the Company (currently Ms. McCombe (Chair), Mr. Nasso and Mr. Stockford). The Health, Safety, Environment and Sustainable Development Committee met four times in 2014.

        The Health, Safety, Environment and Sustainable Development Committee is responsible for, among other things:

  •
  monitoring and reviewing sustainable development, health, safety and environmental policies, principles, practices and processes;

  •
  overseeing sustainable development, health, safety and environmental performance; and

  •
  monitoring and reviewing current and future regulatory issues relating to sustainable development, health, safety and the environment.

        The Health, Safety, Environment and Sustainable Development Committee reports directly to the Board and provides a forum to review sustainable development, health, safety and environmental issues in a more thorough and detailed manner than could be adopted by the full Board. The Health, Safety, Environment and Sustainable Development Committee charter provides that a majority of the members of the Committee be unrelated and independent.

Assessment of Directors

        The Company's Corporate Governance Committee (see description of the Corporate Governance Committee above) is responsible for the assessment of the effectiveness of the Board as a whole and participates in the recruitment and recommendation of new nominees for appointment or election to the Board of Directors.

        Each of the directors participates in a detailed annual assessment of the Board and Board committees. The assessment addresses performance of the Board, each Board committee and individual directors, including through a peer to peer evaluation. A broad range of topics is covered such as Board and Board committee structure and composition, succession planning, risk management, director competencies and Board processes and effectiveness. The assessment helps identify opportunities for continuing Board and director development and also forms the basis of continuing Board participation.

 APPENDIX B:

STOCK OPTION PLAN RESOLUTION

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.
the Stock Option Plan be amended by:

a)
deleting "director," from section 1 in the two instances it arises;

b)
removing "director" and adding "Grandfathered Director" to the definition of "Eligible Person";

c)
adding the new defined term "Grandfathered Director" which means any director who is not otherwise an employee or officer of the Company and who holds unexercised Options granted to the director under the Stock Option Plan prior to July 1, 2011;

d)
deleting subsection 4(b) in its entirety;

e)
amending Section 6 (Participation) to clarify that (i) no Options can be granted to any director Corporation who is not otherwise an employee or officer of the Company and (ii) all Grandfathered Directors will cease to participate in the Stock Option Plan effective immediately on the exercise or expiry of all outstanding Options held by the Grandfathered Director;

f)
modifying the references to "director" in Subsection 7(d)(iv) and Section 8 such that these provisions apply only to Grandfathered Directors; and

g)
amending Subsection 12(b)(vi) to require shareholder approval for an amendment to the Stock Option Plan that would permit Options to be granted to a director who is not otherwise an officer or employee of the Company;

2.
the Stock Option Plan of the Company is hereby amended; and

3.
any officer or director of the Company is authorized and directed on behalf of the Company to execute and deliver all such documents and to do all such acts as may be necessary or desirable to give effect to this resolution.

B-1

 APPENDIX C:

AMENDED AND RESTATED STOCK OPTION PLAN

1.     Purpose

        The Purpose of this stock option plan ("Plan") is to encourage ownership of common shares (the "Shares") of Agnico Eagle Mines Limited (the "Corporation") by officers, employees and service providers being those persons who are primarily responsible for the management and profitable growth of the Corporation's business, by providing additional incentive for superior performance by such persons and to enable the Corporation to attract and retain valued officers, employees and service providers.

2.     Interpretation

        For the purpose of this Plan, the following terms shall have the following meanings:

        "Black Out Period" means any period during which a policy of the Corporation prevents an insider of the Corporation from trading in the Shares;

        "Committee" means the Compensation Committee appointed by the Board of Directors of the Corporation;

        "Consultant" means an individual (including an individual whose services are contracted through a personal holding corporation) engaged to provide ongoing management or consulting services for the Corporation or a subsidiary of the Corporation;

        "Eligible Assignee" means, in respect of any Eligible Person, such person's Spouse, minor children and minor grandchildren, a trust governed by a registered retirement savings plan of an Eligible Person, an Eligible Corporation or an Eligible Family Trust;

        "Eligible Corporation" means a corporation controlled by an Eligible Person and of which all other shareholders are Eligible Assignees;

        "Eligible Family Trust" means a trust of which the Eligible Person is a trustee and of which all beneficiaries are Eligible Assignees;

        "Eligible Person" means, subject to all applicable laws, any employee or officer of or Consultant to the Corporation or any subsidiary of the Corporation or a Grandfathered Director;

        "Grandfathered Director" means any director of the Corporation who is not otherwise an employee or officer of the Corporation and who holds unexercised options granted to the director under the Plan prior to July 1, 2011;

        "Market Price" shall have the following meaning:

  (a)
  "Market Price", in respect of options to be granted with an Exercise Price denominated in Canadian dollars, shall mean, at any date, the closing sale price for board lots of the Shares on the TSX on such day. If the Shares did not trade on the TSX on such day, Market Price shall be the closing sale price for board lots of the Shares on the NYSE on such day converted into Canadian dollars at the rate at which United States dollars may be exchanged into Canadian dollars using the inverse Noon Buying Rate. If the Shares did not trade on the TSX or NYSE on such day, Market Price shall be the closing sale price for board lots of the Shares on such stock exchange in Canada on which the Shares are listed on such day as may be selected by the Committee for such purpose. If the Shares do not trade on such day on any such stock exchange, the Market Price shall be the average of the bid and ask prices for board lots of the Shares at the close of trading on the TSX on such date; or

  (b)
  "Market Price", in respect of options to be granted with an Exercise Price denominated in United States dollars, shall mean, at any date, the closing sale price for board lots of the Shares on the NYSE on such day. If the Shares did not trade on the NYSE on such day, Market Price shall be the closing sale price for board lots of the Shares on the TSX on such day converted into United States dollars at the rate at which Canadian dollars may be exchanged into United States dollars using the Noon Buying Rate. If the Shares do not trade on such day on either such stock exchange, the Market Price shall be the average of the bid and ask prices for board lots of the Shares at the close of trading on the NYSE on such day.

        If such Shares are not listed and posted for trading on any stock exchange, the Market Price in respect thereof shall be the fair market value of such Shares as determined by the Committee in its sole discretion;

        "Non-Management Eligible Person" shall have the meaning ascribed thereto in section 8;

        "Noon Buying Rate" means the noon buying rate in the City of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, or, in the event such rate is not quoted or published by the Federal Reserve Bank of New York, shall be the exchange rate determined by reference to such other publicly available service for displaying exchange rates as may be determined by the Committee;

        "NYSE" means the New York Stock Exchange;

        "OBCA" means the Business Corporations Act (Ontario), as amended from time to time;

        "Outstanding Issue" means the number of Shares outstanding on a non-diluted basis;

        "Spouse" shall have the meaning given to it in the Income Tax Act (Canada);

        "subsidiary" shall have the meaning given to it in the Securities Act (Ontario); and

        "TSX" means The Toronto Stock Exchange.

3.     Administration

        The Plan shall be administered by the Committee, which shall consist of not fewer than three directors of the Corporation. Vacancies on the Committee, howsoever caused, shall be filed by the Board of Directors of the Corporation. The Committee shall have full authority to interpret the Plan and to make any such rules and regulations and establish such procedures as it deems appropriate for the administration of the Plan, taking into consideration the recommendations of management. The decisions of the Committee shall be binding and conclusive for all purposes and upon all persons.

4.     Number of Shares Reserved

        The maximum number of Shares which may be reserved for issuance under the Plan shall be 27,800,000 Shares, subject to adjustment in accordance with section 10 which number may only be increased with the approval of the shareholders of the Corporation. The maximum number of Shares which may be reserved for issuance to any one person pursuant to options (under the Plan or otherwise), warrants, share purchase plans or other compensation arrangements shall:

  (a)
  not exceed 5% of the Outstanding Issue. Any Shares subject to an option granted under the Plan which for any reason is cancelled or terminated without having been exercised shall again be available to be granted under the Plan. All Shares issued pursuant to the exercise of options granted under the Plan will be so issued as fully paid common shares of the Corporation; and

  (b)
  notwithstanding section 4(a),

  (i)
  the number of Shares which may be issuable to insiders of the Corporation pursuant to options (under the Plan or otherwise), warrants, share purchase plans or other compensation arrangements, at any time, cannot exceed 10% of Outstanding Issue; and

  (ii)
  the number of Shares issued to insiders of the Corporation pursuant to options (under the Plan or otherwise), warrants, share purchase plans or other compensation arrangements, within any one year period, cannot exceed 10% of the Outstanding Issue.

5.     Expiry Date

        Options granted under the Plan must expire not later than five years after the date the option was granted. Each option shall be subject to earlier termination as provided in paragraph 7(d) of the Plan.

6.     Participation

        Options shall be granted under the Plan to Eligible Persons (other than Grandfathered Directors) as shall be designated from time to time by the Committee, Eligible Corporations and Eligible Family Trusts and shall be subject to the rules and regulations of any stock exchange upon which the Shares are listed for trading. For certainty, no options can be granted under the Plan to any director of the Corporation who is not otherwise an employee or officer of the Corporation and all Grandfathered Directors shall cease to participate in the Plan effective immediately on the exercise or expiry of all outstanding options held by the Grandfathered Director.

7.     Terms and Conditions of Options

        The terms and conditions of options granted under the Plan shall be set forth in written option agreements between the Corporation and the optionees. Such terms and conditions shall include the following and such other provisions, not inconsistent with the Plan, as may be deemed advisable by the Committee:

  (a)
  Exercise Price:    The exercise price of an option granted under the Plan shall be fixed by the Committee which price shall not be less than the Market Price of the Shares on the trading day immediately preceding the date of the grant. The Committee may also determine that the exercise price per Share may escalate at a specified rate dependent upon the year in which any option to purchase Shares may be exercised by the optionee.

  (b)
  Payment:    The full purchase price of Shares purchased under the option shall be paid in cash upon the exercise thereof in the currency in which the Exercise Price is denominated. A holder of an option shall have none of the rights of a shareholder until the Shares are issued to him or her.

  (c)
  Exercise of Options:    The Committee may determine when an option will become exercisable and may determine that the option shall be exercisable in installments on such terms as to timing of vesting or otherwise as the Committee deems advisable provided that options granted under the Plan shall vest not more quickly than, in equal installments (computed in each case to the nearest full share), on each of the date of grant of the Option and each anniversary of the date of grant of the Option up to and including the second last anniversary date of the grant. Except as provided in paragraph 7(d) hereof, no option may be exercised unless that optionee is then an Eligible Person. The Plan shall not confer upon the optionee any right with respect to continuation of employment by the Corporation.

  (d)
  Termination of Options:    Any option granted pursuant hereto, to the extent not validly exercised, will terminate on the earliest of the following dates:

  (i)
  the date of expiration specified in the option agreement, being not later than five years after the date the option was granted;

  (ii)
  subject to subparagraph (d)(iv) below, 30 days after the date an optionee ceases to be an Eligible Person for any reason whatsoever other than death;

  (iii)
  twelve months after the date of the optionee's death during which period the option may be exercised only by the optionee's legal representative or the person or persons to whom the deceased optionee's rights under the option shall pass by will or the applicable laws of descent and distribution, and only to the extent that the optionee would have been entitled to exercise it at the time of his death; and

  (iv)
  where the optionee is a Grandfathered Director, four years from the date of the Grandfather Director's retirement or resignation, subject to any resolution that may be passed by the Board of Directors of the Corporation on the recommendation of the Committee shortening such term, and provided that in no event shall any option granted pursuant hereto expire later than five years after the date the option was granted.

  (e)
  Assignment to Eligible Assignees:    Subject to obtaining approval in advance from the Corporation and from each stock exchange on which shares of the Corporation are listed and which reserves the right to approve such assignments, Eligible Persons may assign options granted to them under the Plan to Eligible Assignees and Eligible Assignees may, in turn, assign such options to other Eligible Assignees or the original optionee. The original optionee under the Plan must be an Eligible Person at the time of the assignment. Notwithstanding any such assignment, all options granted under the Plan shall be deemed to be the option of the original optionee for the purposes of applying the rules and policies of the stock exchanges on which shares of the Corporation are listed. No consideration may be given to any assignee in connection with any assignment of options granted under the Plan. Subject to the foregoing, no options shall be transferable by the optionee other than by will or the laws of descent and distribution and shall be exercisable during the optionee's lifetime only by him or her.

  (f)
  Applicable Laws or Regulations:    The Corporation's obligation to sell and deliver Shares under each option is subject to the compliance by the Corporation and any optionee with applicable securities laws and the requirements of regulatory authorities having jurisdiction and is also subject to the acceptance for listing of the Shares which may be issued in exercise thereof by each stock exchange upon which Shares of the Corporation are listed for trading.

  (g)
  Maximum Number of Options Granted Per Fiscal Year:    The maximum number of options which may be granted under the Plan in any fiscal year of the Corporation may not exceed 2% of the Outstanding Issue immediately prior to the grant of such options.

8.     Loans to Non-Management Eligible Persons

        Subject to Section 20 of the OBCA or any successor or similar legislation and other applicable laws, the Corporation may, at any time and from time to time, lend money (on a non-recourse or limited recourse basis or otherwise) or provide guarantees or other support arrangements to assist an Eligible Person who is not a Grandfathered Director or officer of the Corporation (a "Non-Management Eligible Person") to fund all or a part of the purchase price for Shares being purchased pursuant to an option granted to a Non-Management Eligible Person under the Plan on such terms and conditions as the Corporation may determine, provided that each loan made to such Non-Management Eligible Person shall become due and payable in full on the date a Non-Management Eligible Person becomes a director or officer of the Corporation.

9.     Compulsory Acquisition or Going Private Transaction

        If and whenever there shall be a compulsory acquisition of the Shares of the Corporation following a takeover bid or issuer bid pursuant to Part XV of the OBCA or any successor or similar legislation, then following the date upon which the takeover bid or issuer bid expires, an optionee shall be entitled to receive, and shall accept, for the same exercise price, in lieu of the number of Shares to which such optionee was theretofore entitled to purchase upon the exercise of his or her options, the aggregate amount of cash, shares, other securities or other property which such optionee would have been entitled to receive as a result of such bid if he or she had tendered such number of Shares to this bidder.

10.   Certain Adjustments

        In the event:

  (a)
  of any change in the Shares through subdivision, consolidation, reclassification, amalgamation, merger or otherwise;

  (b)
  of any stock dividend to holders of Shares;

  (c)
  that any rights are granted to all holders of Shares to purchase Shares at prices substantially below fair market value;

  (d)
  of any distribution of evidences of indebtedness or assets of the Corporation (excluding dividends paid in the ordinary course) to all holders of Shares; or

  (e)
  that as a result of any recapitalization, merger, consolidation or otherwise, the Shares are converted into or exchangeable for any other securities;

then in any such case, subject to prior approval of the relevant stock exchanges, the number or kind of shares reserved for issuance and available for options under the Plan, the number or kind of shares subject to outstanding options and the exercise price per option shall be proportionally adjusted by the Committee to prevent substantial dilution or enlargement of the rights granted to, or available for, holders of options as compared to holders of Shares.

11.   Black Out Period

        Notwithstanding anything contained in the Plan or any option issued under the Plan, if the date on which an option expires occurs during, or within 10 days after the last day of a Black Out Period or other trading restriction imposed by the Corporation, in each case, that is applicable to the holder of the option, the date of termination or expiry of such option will be the last day of that 10-day period.

12.   Amendment and Discontinuance of Plan

  (a)
  The Board of Directors of the Corporation may, insofar as permitted by law and subject to any required approval of any stock exchange or other authority, from time to time, without notice to or approval of the shareholders, amend or revise the terms of the Plan or discontinue the Plan at any time; provided, however, that no amendment or revisions may, without the consent of the optionee, in any manner adversely affect the rights of the optionee under any option theretofore granted under the Plan. Examples of the types of amendments that the Board of Directors of the Corporation may make without shareholder approval include, with limitation, the following:

  (i)
  amendments of a "housekeeping" nature, including any amendment for the purpose of curing any ambiguity, error or omission in the Plan or to correct or supplement any provision of the Plan that is inconsistent with any other provision hereof;

  (ii)
  amendments necessary to comply with applicable law, including, without limitation, the rules, regulations and policies of the TSX;

  (iii)
  amendments respecting administration of the Plan;

  (iv)
  any amendment to the vesting provisions of the Plan or any option issued under the Plan which does not entail an extension beyond the originally scheduled expiry date for any such option;

  (v)
  any amendment to the early termination provisions of the Plan or any option issued under the plan, whether or not such option is held by an insider, provided such amendment does not entail an extension beyond the originally scheduled expiry date for any such option;

  (vi)
  the addition or modification of a cashless exercise feature, payable in cash or common shares of the Corporation, which provides for a full deduction of the number of underlying common shares from the Plan reserve;

  (vii)
  amendments necessary to suspend or terminate the Plan; or

  (viii)
  any other amendment, whether fundamental or otherwise, not described in this subsection

  (b)
  Notwithstanding subsection (a), without approval of the shareholders, no amendment or revision shall:

  (i)
  increase the maximum number of Shares reserved for issuance under the Plan;

  (ii)
  reduce the exercise price for any option;

  (iii)
  extend the term of an option;

  (iv)
  increase any limit on grants of options to insiders of the Corporation set out in the Plan;

  (v)
  amend section 7(e) or the definitions of "Eligible Assignee", "Eligible Corporation", "Eligible Family Trust" or "Eligible Person";

  (vi)
  permit the granting of options under the Plan to any director of the Corporation who is not otherwise an employee or officer of the Corporation; or

  (vii)
  grant additional powers to the Board of Directors of the Corporation to amend the Plan or entitlements without the approval of shareholders.

 APPENDIX D:

INCENTIVE SHARE PURCHASE PLAN RESOLUTION

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.
Section 3.5 of the Incentive Share Purchase Plan be amended to increase the number of common shares reserved for issuance under the Incentive Share Purchase Plan by 1,000,000 common shares to 7,100,000 common shares,

2.
the Incentive Share Purchase Plan of the Company is hereby amended; and

3.
any officer or director of the Company is authorized and directed on behalf of the Company to execute and deliver all such documents and to do all such acts as may be necessary or desirable to give effect to this resolution.

D-1

 APPENDIX E:

AMENDED AND RESTATED INCENTIVE SHARE PURCHASE PLAN

ARTICLE 1

INTRODUCTION

1.1   Purpose:

        The purpose of this incentive share purchase plan (the "Plan") is to encourage equity participation in Agnico Eagle Mines Limited by its directors, officers and employees through the purchase of common shares of Agnico Eagle Mines Limited (the "Shares").

        As used herein, unless the context otherwise requires, the term "Company" refers collectively to Agnico Eagle Mines Limited and its subsidiary companies.

ARTICLE 2

PURCHASE PLAN

2.1   Participation:

        Subject to Sections 2.10 to 2.13 and applicable laws, all directors of the Company, excluding non-executive directors, and all officers and full-time employees of the Company who have been continuously employed by the Company for at least 12 consecutive months are eligible to participate in the Plan (such persons are referred to herein as "Participants"). The Committee (defined in Section 3.7 hereof) shall have the right, in its absolute discretion, to waive such 12 month period or refuse any person or group of persons the right of participation or continued participation in the Plan.

2.2   Election to Participate and Participant's Contribution:

        A Participant may elect to participate in the Plan during a calendar year (a "Plan Year") by delivering to the Company not later than December 10 of the preceding calendar year (the "Enrolment Date") a written direction in the form attached hereto as Appendix "A". If the Plan's payroll deduction feature is selected, such form will authorize the Company to deduct an amount from the Participant's basic annual salary from the Company, before deductions and exclusive of any overtime pay, bonuses or allowances of any kind whatsoever (the "Basic Annual Salary"), in equal instalments based on the applicable payroll schedule. Alternatively, a Participant may elect to make contributions to the Plan on a quarterly basis in four equal instalments by cheque payable to the Company. The amounts so deducted by or paid to the Company (the "Participant's Contribution") will be applied to the purchase of Shares pursuant to the Plan and shall be held by the Company in trust for the purposes of the Plan.

        Except in the case of Participants who are directors of the Company, the Participant's Contribution during a Plan Year shall not exceed 10% of the Participant's Basic Annual Salary for the calendar year in which the Enrolment Date falls. The Participant's Contribution during a Plan Year of any director of the Company electing to participate in the Plan shall not exceed such director's annual board and committee retainer fees for the calendar year in which the Enrolment Date falls. No adjustment shall be made to the Participant's Contribution until the following Enrolment Date and then only if a new written direction has been delivered to the Company.

2.3   Participant's Contribution — Alternate Arrangements:

        Plan participation by payroll deduction is not available to Participants who are full-time employees on short-term or long-term disability, workers' compensation or parental leave. For such Participants, payment of their Participant's Contribution will be accepted by cheque, subject to the satisfaction of all other requirements of the Plan.

        The failure by a Participant to make any required contributions under the terms of the Plan shall, at the option of the Company, be deemed to be a cancellation of such Participant's election to participate in the Plan.

The deemed cancellation will be effective at the close of business on the last business day of the month in which the deemed cancellation occurs. The defaulting Participant will be notified of such cancellation by notice in writing mailed to such Participant and any Participant's Contribution held by the Company in trust for such Participant shall be returned to the defaulting Participant. No Shares will be issuable to a Participant where his or her Participant's Contribution has not been made in accordance with the terms of the Plan.

2.4   Company's Contribution:

        Immediately prior to the date any Shares are issued to a Participant in accordance with Section 2.6 hereof, the Company will credit the Participant with and thereafter hold in trust for the Participant an amount (the "Company's Contribution") equal to no more than 50% of the Participant's Contribution then held in trust by the Company.

2.5   Aggregate Contribution:

        The Participant's Contribution plus the Company's Contribution shall be the "Aggregate Contribution". The Company shall not be required to segregate the Participant's Contribution or the Aggregate Contribution from its own corporate funds or to pay interest thereon to any Participant.

2.6   Issue of Shares:

        On March 31, June 30, September 30 and December 31 in each Plan Year, or if any such day is not a business day, then on the preceding business day (each, an "Issue Date"), the Company will issue to each Participant fully paid and non-assessable Shares equal, as nearly as possible, in value to the Aggregate Contribution held in trust on such date by the Company for each such Participant converted into Shares at the Market Price (as defined below) on such Issue Dates. If such conversion would otherwise result in the issue to a Participant of a fraction of a Share, the Company will issue only such number of whole Shares as may be purchased with such Aggregate Contribution. Until the Shares are issued, Participants shall have none of the rights or obligations of a shareholder with respect to such Shares.

        In this Section 2.6, "Market Price" on any Issue Date shall be the simple average of the high and low trading prices of the Shares on The Toronto Stock Exchange (the "TSX") for each of the five trading days immediately prior to such Issue Date (a "Pricing Period"). If the Shares did not trade on the TSX during the Pricing Period, Market Price shall be the simple average of the high and low trading prices of the Shares on the New York Stock Exchange (the "NYSE") during such Pricing Period converted into Canadian dollars at the rate at which United States dollars may be exchanged into Canadian dollars using the inverse Noon Buying Rate. If the Shares did not trade on the TSX or NYSE during the Pricing Period, Market Price shall be the simple average of the high and low trading prices of the Shares on such stock exchange in Canada on which the Shares are listed during such Pricing Period as may be selected by the Committee for such purpose. If the Shares do not trade on such day on any such stock exchange, the Market Price shall be the simple average of the bid and ask prices of the Shares on the TSX during such Pricing Period.

        The Company shall hold any unused balance of the Aggregate Contribution in trust for a Participant until such balance is utilized in accordance with the Plan.

2.7   Record of Purchase:

        Within two months after each Issue Date, each Participant shall be furnished with a record of the Shares purchased on such Issue Date, the applicable Market Price and the balance remaining in his or her account, together with an electronic notification of the number of the Shares issued to and registered in the name of the Participant.

2.8   Restricted Period:

        The Plan is intended to provide Shares for investment by Participants (through the holding of Shares in an attempt to align the interests of Participants and shareholders) and not for immediate resale; accordingly, the Participants must hold the Shares purchased under the Plan for one year. For the one-year period commencing on an Issue Date and ending on the first anniversary of such Issue Date (the "Restricted Period"), the Shares issued to a Participant on such Issue Date may not be sold, transferred or otherwise disposed of by the Participant. The Participant shall be the registered holder of the Shares during the Restricted Period until such time as the Shares are sold or otherwise disposed of by the Participant following the expiration of the Restricted Period. During the Restricted Period the Participant shall be entitled to all of the rights of a shareholder of the Company including, without limitation, the Participant shall have (a) the right to exercise the votes attaching to his or her Shares; and (b) all cash dividends and other cash distributions declared and paid by the Company in respect of any Shares shall be paid to or to the order of the Participant. During the Restricted Period, a Participant may transfer, sell or tender any or all of the Shares held by the Participant which are subject to a Restricted Period pursuant to a bona fide third party take-over bid made to all shareholders of the Company or similar acquisition transaction provided that, if the take-over bid or acquisition transaction is not completed, any Shares held by the Participant shall remain subject to the prohibitions on sale, transfer or other disposition until the expiration of the applicable Restricted Period. The Chief Executive Officer of the Company may elect, in his or her absolute discretion, to waive any Restricted Period applicable to the Shares held by a Participant. In respect of the waiver of any Restricted Period applicable to the Shares held by the Chief Executive Officer of the Company, the Committee shall make such election, in its absolute discretion.

        The Restricted Period and the related restrictions on the sale, transfer or other disposition of the Shares by a Participant as set out in this Section 2.8 shall not be applicable to any Participants who are "U.S. Participants" employed by the Company in the United States. In this Section 2.8, a "U.S. Participant" shall include any Participant who is a U.S. person, as defined in Rule 902 of Regulation S under the United States Securities Act of 1933, as amended.

2.9   Withdrawal from the Plan:

        In the event that a Participant ceases to be eligible for participation in the Plan by virtue of the termination of his or her relationship with the Company for any reason, whether voluntary or involuntary, or in the event of the death of the Participant while participating in the Plan, no further purchases of Shares will be made and the Participant's Contribution then held by the Company for the Participant shall be paid to the Participant or his or her estate or otherwise as directed by a court of competent jurisdiction, as the case may be, and the Company's Contribution then held in trust for the Participant shall be paid to the Company. In addition, any Restricted Period covering the Shares then held by the Participant shall immediately lapse and be of no further force or effect. Unless granted permission by the Chief Executive Officer of the Company in the case of a Participant other than the Chief Executive Officer, or by the Committee in the case of the Chief Executive Officer, a Participant is not permitted to withdraw from the Plan during a Plan Year in which the Participant has elected to participate in the Plan.

2.10 Termination of the Plan:

        Termination of the Plan shall not affect the rights of the Participant's to the Shares purchased by them pursuant to the Plan. In the event of termination of the Plan, the Company shall pay to each Participant the Participant's Contribution then held in trust by the Company for such Participant.

2.11 Loans to Non-management Participants:

        If a Participant who is not a director or officer of the Company (a "Non-Management Participant") desires to obtain one or more loans from the Company in order to assist him or her to pay the purchase price of any Shares acquired under the Plan, he or she may so advise the Company by request in writing and, in such event, the Committee may consider the request and, if thought fit by the Committee, cause the Company, subject to compliance with all applicable laws, to make a loan to him or her concurrently with one or more scheduled dates for payment of such Non-Management Participant's Contribution, the principal amount of any such loan will be the amount approved by the Committee.

        Each loan made to a Non-Management Participant shall be evidenced by a promissory note and shall have a term not exceeding ten years from the date such loan is advanced to the Non-Management Participant. In addition, if such Non-Management Participant should cease to be an employee of the Company for any reason, whether voluntary or involuntary (including, without limitation, by reason of death, resignation, discharge, illness, disability or otherwise), each loan made to such Non-Management Participant which is then outstanding shall become due and payable in full on the date which is the earliest of:

  (a)
  the stated maturity date of such loan as set out in the promissory note;

  (b)
  the second anniversary of the date on which such Non-Management Participant so ceased to be an employee of the Company; and

  (c)
  the date the Non-Management Participant becomes a director or officer of the Company.

        The Committee shall have the right, in its sole discretion and at any time and from time to time, subject to regulatory approval, to change the foregoing provisions relating to the repayment of loans (save and except that the time in which any such loan must be repaid shall not exceed ten years from the date of the advance thereof). The respective terms and conditions pertaining to the repayment of loans from time to time outstanding need not be the same.

2.12 Security for Repayment of Loans:

        If a loan is made to a Non-Management Participant, such Non-Management Participant shall, concurrently with the making of each loan to him or her, create a security interest in, pledge and hypothecate to and in favour of the Company, as continuing security for the repayment of the principal amount of such loan and all interest accruing thereon and any expenses incurred by the Company described below in (c), together with any other loans made by the Company to the Non-Management Participant from time to time, all interest accruing thereon and any expenses incurred by the Company in connection therewith, all of the shares (the "Pledged Shares") purchased by him or her with part or all of the proceeds of such loan and all proceeds of such Pledged Shares. Certificates representing the Pledged Shares shall be issued to and registered in the name of the Non-Management Participant and held by the Company (or an agent of the Company as stipulated by the Committee). Certificates representing Shares or other securities issued as stock dividends in respect of the Pledged Shares shall be issued to and registered in the name of the Non-Management Participant and held by the Company (or an agent of the Company as stipulated by the Committee) and shall form part of the Pledged Shares. All certificates representing the Pledged Shares shall be accompanied by irrevocable stock transfer powers duly endorsed in blank by such Non-Management Participant in respect of the Pledged Shares represented by such certificates.

        Upon payment in full of all loans and all interest due thereon, the Company shall deliver to such Non-Management Participant certificates representing the Pledged Shares.

        The occurrence of either of the following events shall constitute an Event of Default under any loan: (a) a Non-Management Participant defaults in the payment of the principal amount of any loan and/or the payment of interest due thereon and such default is not cured within 10 days of the occurrence thereof: or (b) a Non-Management Participant, or any third party in respect of such Non-Management Participant, files, institutes or commences any application, assignment, petition, proposal or proceeding under any bankruptcy, insolvency, liquidation, debt restructuring or similar law now or hereafter in effect seeking bankruptcy, liquidation or readjustment of debt or the appointment of a trustee, custodian, liquidator or similar official. Upon an Event of Default under any loan, the Company, in addition to any other legal or equitable rights it may have, shall at any time thereafter be entitled to:

  (a)
  set off any cash dividends or other cash distributions declared and payable by the Company in respect of the Pledged Shares as against and to the extent of the outstanding principal balance of such Non-Management Participant's loan and all interest accrued thereon and the expenses described in (c) below;

  (b)
  sell the Pledged Shares and apply the proceeds of sale to repay the outstanding principal balance of such Non-Management Participant's loan and all interest then accrued thereon and the expenses described below in (c); and

  (c)
  retain from the proceeds of such sale all amounts necessary to pay the expenses incurred by the Company in connection with such sale and to repay the outstanding balance of the loan including all interest thereon.

        If there is a sale of any Pledged Shares and the proceeds from the sale of such Pledged Shares are sufficient to repay the expenses of such sale and the outstanding principal balance of any loan and/or interest thereon, the Company shall deliver the balance, if any, of the Pledged Shares and certificates therefore, if any, and/or the balance of the proceeds of such sale, if any, as the case may be, to the Non-Management Participant. If the proceeds from the sale of any Pledged Shares are insufficient to repay the expenses of such sale and the outstanding principal balance of any loan and/or any interest accruing thereon, the Non-Management Participant shall forthwith pay to the Company the amount of the deficiency. If any Pledged Shares which otherwise would be sold by the Company pursuant to the foregoing would be an "odd lot", the Company may in its discretion sell such greater number of Pledged Shares as is necessary to effect a sale consisting of one or more "board lots".

2.13 Voting rights and Cash Dividends:

        So long as an Event of Default has not occurred: (a) each Non-Management Participant to whom any loan has been made shall have the right to exercise the votes attaching to his or her Pledged Shares; and (b) all cash dividends and other cash distributions declared and paid by the Company in respect of any Pledged Shares shall be paid to or to the order of the Non-Management Participant.

ARTICLE 3

GENERAL

3.1   Transferability:

        All benefits and rights accruing to any Participant in accordance with the terms and conditions of the Plan shall not be transferable unless specifically provided herein. During the lifetime of a Participant, all benefits and rights may only be exercised by the Participant.

3.2   Employment:

        Nothing contained in the Plan or in any benefit or right granted hereunder shall confer upon any Participant any right with respect to service or continuance of service with the Company, or interfere in any way with the right of the Company to terminate the Participant service with the Company at any time. Participation in the Plan by a Participant is voluntary.

3.3   Record Keeping:

        The Company shall maintain a register in which shall be recorded the name and address of each Participant and all Participant's Contributions.

3.4   Necessary Approvals:

        The Plan, and the obligations of the Company to issue and deliver any Shares in accordance with the Plan, are subject to the approval of any regulatory authority having jurisdiction over the securities of the Company. If any Shares cannot be issued to any Participant for any reason whatsoever, the obligation of the Company to issue such Shares shall terminate and any Participant's Contribution held in trust for a Participant will be returned to the Participant.

3.5   Number of Shares Reserved:

        The maximum number of Shares which may be reserved for issuance under the Plan shall be 7,100,000 Shares, which number may only be increased with the approval of the shareholders of the Company.

3.6   Adjustments in Event of Change in Shares:

  (a)
  In the event of a subdivision, consolidation or reclassification of outstanding Shares or other capital adjustment, or the payment of a stock dividend thereon, the number of Shares reserved or authorized to be reserved under the Plan shall be increased or reduced proportionately and such other adjustments shall be made as may be deemed necessary or equitable by the Committee.

  (b)
  In the event of a change in the Company's authorized Shares which is limited to a change in the designation thereof, the shares resulting from any such change shall be deemed to be Shares under the Plan. In the event of any other changes affecting the Shares, such adjustment shall be made as may be deemed equitable by the Committee to give proper effect to such event.

3.7   Plan Administration and Amendments to Plan:

  (a)
  The Plan will be administered by the Compensation Committee of the Board of Directors of the Company (the "Committee") or by any other committee of the Board of Directors or committee composed of directors and/or officers of the Company as the Board of Directors may from time to time designate, and after such designation, references to the Committee herein shall be deemed to refer to such other committee as the case may be.

  (b)
  The Committee shall have authority to adopt, amend or rescind rules and regulations as in its opinion may be advisable or required in the administration or operation of the Plan. The Committee shall also have authority to interpret and construe the Plan and the rules, regulations and documentation utilized under the Plan and may make any and all determinations deemed necessary or advisable for the administration of the Plan. Any interpretation or construction of any provision of the Plan or the rules, regulations or documentation utilized under the Plan shall be final, conclusive and binding on the Participants. All administrative costs of the Plan shall be paid by the Company. The senior officers of the Company are authorized and directed to do all things and execute and deliver all instruments, undertakings and applications and writings as they in their absolute discretion consider necessary for the implementation of the rules and regulations established for administering the Plan.

  (c)
  The Committee reserves the right to amend, modify, suspend or terminate the Plan at any time if and when it is advisable in the absolute discretion of the Committee without notice to or approval by the shareholders of the Company, provided that all material amendments to the Plan shall require the prior approval of the shareholders of the Company. Examples of the specific types of amendments that are not material and that the Committee is entitled to make without shareholder approval include, but are not limited to:

  (i)
  amendments to the Plan to ensure continuing compliance with applicable laws, regulations, requirements, rules or policies of any governmental or regulatory authority or stock exchange;

  (ii)
  amendments of a "housekeeping" nature, which include amendments relating to the administration of the Plan or to eliminate any ambiguity or correct or supplement any provision herein which may be incorrect or incompatible with any other provision hereof;

  (iii)
  amendments to change the class of Participants eligible to participate in the Plan;

  (iv)
  amendments to change the terms and conditions of any financial assistance which may be provided by the Company to Participants under the Plan; and

  (v)
  amendments to change the terms and conditions of the restrictions on the sale, transfer or other disposal of Shares by Participants under the Plan.

  (d)
  Notwithstanding anything contained herein to the contrary, no amendment to the Plan requiring the approval of the shareholders of the Company under any applicable securities laws or requirements shall become effective until such approval is obtained. Without limitation of the foregoing, the approval of a majority of the shareholders of the Company present in person or by proxy and entitled to vote at a meeting of shareholders shall be required for the following matters:

    (i)
    any amendment to the provisions of section 3.7(c), other than an amendment within the nature of paragraphs (i) and (ii) of section 3.7(c);

    (ii)
    any amendment to increase the maximum number of Shares reserved for issuance under the Plan pursuant to section 3.5 (other than pursuant to section 3.6);

    (iii)
    any amendments to the Participant's Contribution limits provided for in section 2.2, including the Participant Contribution limit of any director of the Company; and

    (iv)
    any amendments to the Company's Contribution limits provided for in section 2.4.

3.8   No Representation or Warranty:

        The Company makes no representation or warranty as to the future market value of any Shares issued in accordance with the Plan.

3.9   Interpretation:

        The Plan will be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

 APPENDIX F

ADVISORY RESOLUTION ON APPROACH TO EXECUTIVE COMPENSATION

BE IT RESOLVED AS AN ADVISORY RESOLUTION THAT:

1.
on an advisory basis and not to diminish the role and responsibilities of the Board of Directors of the Company, the approach to executive compensation disclosed in this Circular is hereby accepted.

F-1

QuickLinks

  Exhibit 99.1
NOTICE OF 2015 ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
MANAGEMENT INFORMATION CIRCULAR
SECTION 1: VOTING INFORMATION
SECTION 2: BUSINESS OF THE MEETING
NOMINEES FOR ELECTION TO THE BOARD OF DIRECTORS
Director Shareholdings Table
Director Compensation Table — 2014
Incentive Plan Awards Table — Value Vested During Fiscal Year 2014
Outstanding Incentive Plan Awards Table — 2014
Director Attendance — 2014
SECTION 3: COMPENSATION AND OTHER INFORMATION
Executive Compensation-Related Fees
Agnico Eagle Mines Limited Stock Price(1) vs. S&P/TSX Composite and S&P/TSX Global Gold Index
APPENDIX A STATEMENT OF CORPORATE GOVERNANCE PRACTICES
APPENDIX B: STOCK OPTION PLAN RESOLUTION
APPENDIX C: AMENDED AND RESTATED STOCK OPTION PLAN
APPENDIX D: INCENTIVE SHARE PURCHASE PLAN RESOLUTION
APPENDIX E: AMENDED AND RESTATED INCENTIVE SHARE PURCHASE PLAN
ARTICLE 1 INTRODUCTION
ARTICLE 2 PURCHASE PLAN
ARTICLE 3 GENERAL
APPENDIX F ADVISORY RESOLUTION ON APPROACH TO EXECUTIVE COMPENSATION